Exhibit 99.1

hydroOne

Notice of 2022 Annual Meeting of Shareholders

To be held on **June 8, 2022**
and Management Information Circular

OPEN

Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

Notice of 2022 Annual Meeting of Shareholders and Availability of Proxy Materials

Hydro One Limited (Hydro One or the company) is providing you with electronic notice and access to its management information circular (the circular) for the company’s 2022 annual meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and saves money. If you have questions about notice and access or how to vote your shares or access the meeting, please call 1-844-916-0609 toll-free within North America for service in English, or 1-844-973-0593 toll-free within North America for service in French or 1-303-562-9305 (English) /1-303-562-9306 (French) (outside North America). This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. It is not a form of proxy and cannot be used to vote your shares.

Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual meeting using your unique 16-digit control number. All shareholders are reminded to review the circular before voting.

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:

When: Wednesday, June 8, 2022 9:30 a.m.–11:00 a.m. (Eastern Time) Where: Virtual shareholders meeting via live audio webcast online at www.virtualshareholder meeting.com/Hydro12022

The purpose of the meeting is to:

•	Receive Hydro One’s 2021 audited consolidated financial statements together with the report of the external auditors on those statements
•	Elect directors to the board for the ensuing year
•	Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration
•	Consider a say on executive pay shareholder resolution
•	Transact any other business as may properly come before the meeting

How can I access the virtual shareholders meeting?

You will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

Shareholders will not be able to attend this year’s meeting in person. It is important that you review the detailed information on how shareholders can participate in and vote at the meeting starting on page 7 of the accompanying circular. You should review this information well in advance of the meeting.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the meeting, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder may still access the meeting and ask questions. Guests may attend the virtual meeting but are required to register in advance and will not be able to vote at the meeting or ask questions.

Shareholders participating in the virtual shareholders meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the shareholder’s responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance using any of the methods below.

Why is this year’s meeting virtual-only?

We have decided to hold the meeting again virtually via a live online audio webcast this year due to the continuing impact of the coronavirus (COVID-19) pandemic. Given the changing public health guidelines and restrictions respecting large group gatherings it is unclear whether it will be safe or permissible for the meeting to be held in person this year. For this reason we have decided to hold the meeting again virtually this year as a prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders the ability to participate in the meeting, regardless of their geographic location.

ii Hydro One Limited | 2022 Management Information Circular

We expect that shareholders will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual meeting of shareholders was held in person.

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/ investor-relations/agm or under the Hydro One Limited profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. You can also access our 2021 annual report (the annual report) in the same manner.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent by regular postal delivery, free of charge. Requests may be made by phone, email or online using the methods below.

Shareholders with a 16-digit control number:

By phone: Toll-free at 1-877-907-7643 (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Shareholders without a 16-digit control number:

By phone: Toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Online: www.proxyvote.com (enter the control number located on the voting instruction form).

To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting, you should make your request before 5:00 p.m. (Eastern Time) on May 27, 2022. For requests received on or after the date of the meeting, a paper copy will be mailed to you within 10 calendar days after receiving your request. The meeting materials will also remain available at www.proxyvote.com for a period of at least one year after filing on SEDAR.

How do I vote my shares?

Shareholders attending the virtual shareholders meeting (including beneficial shareholders who have appointed themselves as proxyholder) can vote at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. This includes information on how beneficial shareholders can appoint themselves as proxyholder.

You may also vote your shares in advance by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote.

Internet voting	For all shareholders, registered and non-registered (beneficial), go to www.proxyvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the pre-paid envelope provided

To be valid, shareholders must vote or appoint their proxyholder using one of the above applicable methods, by no later than 9:30 a.m. (Eastern Time) on June 6, 2022 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the postponed or adjourned meeting. Non-registered shareholders should return their voting instruction forms to their intermediary using one of the above methods at least one business day in advance of the proxy deadline.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 28th day of March, 2022.

By order of the board of directors

Maureen Wareham

Corporate Secretary

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Hydro One Limited | 2022 Management Information Circular iii

Letter from the Chair of the Board

Dear Shareholder,

You are invited to attend Hydro One Limited’s annual meeting of shareholders, on Wednesday, June 8, 2022 at 9:30 a.m. (Eastern time). This year’s meeting will be held in a virtual-only format via live online audio webcast available online at www.virtualshareholdermeeting.com/Hydro12022.

We have decided to hold the annual meeting of shareholders virtually this year via a live online audio webcast due to the continuing impact of the COVID-19 pandemic. Given the changing public health guidelines and restrictions respecting large group gatherings it is unclear whether it will be safe or permissible for the meeting to be held in person this year. For this reason we have decided to hold the meeting again virtually this year as a prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders the ability to participate in the meeting, regardless of their geographic location. We hope that we can add an in-person component to our 2023 annual meeting of shareholders assuming public health guidelines and restrictions permit us to do so.

At this annual general shareholders meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. You will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

I would like to thank Ms. Jessica McDonald, who is not standing for re-election at the company’s annual meeting of shareholders, for her service on our board since 2018. The Governance & Regulatory Committee on behalf of the board of directors conducted a search to fill the vacancy created by Ms. McDonald’s departure and is nominating Mr. Mark Podlasly for election to the board of directors at the meeting. For further information on Mr. Podlasly, please see page 18 of the circular.

Sincerely,

iv Hydro One Limited | 2022 Management Information Circular

Table of Contents

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Items of Business	3	Hydro One’s Corporate Governance Practices	27	Letter to Shareholders	56
1. Financial Statements	3	The Governance Agreement and the July 11, 2018		Compensation Discussion and Analysis	60
2. Election of Directors	3	Letter Agreement with the Province	28
3. Appointment of External Auditors	4	Board Structure	29	Other Information
4. Say on Pay	5	Quorum	30	Directors’ and Officers’ Liability Insurance	101
Information About Voting	6	Position Descriptions	30	Indebtedness of Directors, Officers and Employees	101
About the Nominated Directors	14	Nomination of Directors	31	Interest of Informed Persons in Material Transactions	101
What We Expect from Our Directors	14	Independence	33	Interest of Certain Persons in Matters to be Acted Upon	101
Our Director Nominees at a Glance	15	Ethical Business Conduct	33	Shareholder Proposals and Nominations	102
Director Profiles	15	Conflict of Interest and Related Party Transactions	34	Other Business	102
Director Compensation	22	Skills and Experience of the Board	35	Additional Information	102
Director Compensation Table	23	Term Limits	36
Non-Employee Director Share Ownership Requirements and Equity Ownership	23	Limit on Directorships	36	Schedule “A”
Board/Committee Memberships and Meeting Attendance	25	Board Interlocks	36	Hydro One Limited Mandate for the Board of Directors	103
In Camera Meetings	26	Majority Voting Policy	37
Cease Trade Orders and Bankruptcies	26	Environmental, Social & Governance (ESG)	37
Penalties or Sanctions	26	Diversity, Equity and Inclusion (DEI) at Hydro One	38
		Board Diversity	38
		Public Commitments	38
		Gender and BIPOC Representation in Management	39
		Workplace Diversity and Inclusion Policy and Related Initiatives	40
		Succession Planning and Talent Management	41
		Board Assessments	42
		Orientation and Continuing Education	43
		Board Priorities	44
		The Board’s Role in Strategy	44
		Enterprise Risk Management (ERM)	45
		Stakeholder Engagement	47
		Public Disclosure of Governance Materials	50
		Internal Controls and Management Information Systems	50
		Committee Reports	50

Hydro One Limited | 2022 Management Information Circular 1

2022 Management

Information Circular

You have received this circular because you owned Hydro One common shares as of the close of business on April 12, 2022 (the record date) and have the right to vote at our annual meeting of shareholders.

Management is soliciting your proxy for the AGM, which will be held on June 8, 2022.

In this document:
●	we, us, our, the company and Hydro One mean Hydro One Limited
●	you and your mean holders of our common shares
●	common shares and shares mean the common shares of Hydro One
●	AGM and meeting mean the annual general meeting of shareholders

This document tells you about the AGM and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered owners and for beneficial owners, other than beneficial owners who object to their name and address being given to the company. These objecting beneficial owners will not receive the materials unless such objecting beneficial owner’s intermediary assumes the cost of delivery.

We are soliciting proxies mainly by mail, but you may also be contacted by phone, mail or in person by employees of Hydro One. We may also engage solicitation agents to contact you, at a nominal cost to the company.

The date of this circular is March 28, 2022 and all information in the circular is provided as of March 28, 2022 and all dollar amounts are in Canadian dollars, unless indicated otherwise.

All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the AGM include any postponement(s) or adjournment(s) that may occur.

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Read about the four items of business and how to vote your shares		Learn about our governance practices		See how we compensated our Named Executive Officers in 2021 and why

pages 3-26		pages 27-54		pages 55-100

2 Hydro One Limited | 2022 Management Information Circular

	1	BUSINESS
OF THE MEETING
Business of
the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider and, as required, vote on the following matters at the AGM:

1	Financial Statements

	The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2021 and the report of the external auditors on the financial statements will be received.

2	Election of Directors

	The company’s board of directors (the board) currently comprises 11 directors. Ten of the eleven directors were elected to the board at the company’s May 26, 2021 annual meeting of shareholders. In accordance with the director nomination process outlined in the governance agreement dated November 5, 2015 between the company and Her Majesty the Queen in Right of Ontario as represented by the Ministry of Energy (the Governance Agreement), the Governance & Regulatory Committee (GRC) on behalf of the board conducted a search to fill the vacancy created by Ms. McDonald’s departure and is nominating Mr. Mark Podlasly for election to the board of directors at the meeting.

	At the company’s 2022 AGM, shareholders will be asked to elect 11 directors (the nominated directors) in accordance with Hydro One’s Majority Voting Policy.

	All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 14.

	The board recommends that you vote FOR the election to the board of each of the nominated directors.

	The table below summarizes the 2021 voting results for each of the nominated directors who are standing for re-election at the 2022 AGM.

	2021 Director Nominee Voting Results	Votes For (%):	Votes Withheld (%):
	Cherie Brant	99.94	0.06
	Blair Cowper-Smith	99.68	0.32
	David Hay	99.97	0.03
	Timothy Hodgson (chair)	99.93	0.07
	Stacey Mowbray	99.97	0.03
	Mark Poweska	99.97	0.03
	Russel Robertson	99.19	0.81
	William Sheffield	99.97	0.03
	Melissa Sonberg	98.85	1.15
	Susan Wolburgh Jenah	99.97	0.03

Majority Voting Policy

The board has adopted a Majority Voting Policy for the election of directors. In an uncontested election, any nominee for director who does not receive at least a majority of votes for their election is required to immediately tender his or her resignation for consideration by the board. For more information on our Majority Voting Policy see page 37.

Hydro One Limited | 2022 Management Information Circular 3

BUSINESS OF THE MEETING

3

Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary (Hydro One Inc.) since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of Hydro One to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One and its subsidiaries in 2021 and 2020 for professional services are presented below:

	Year ended December 31, 2021	Year ended December 31, 2020
Audit Fees(1)	$1,966,777	2,218,510
Audit-Related Fees(2)	$354,232	338,965
Tax Fees(3)	$21,351	15,750
Total	$2,342,360	2,573,225

Notes:

1.

The nature of the services rendered were: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including reporting to the Province of Ontario (the Province) and services related to securities offerings.

2.

The nature of services rendered were: translations, audit of the Hydro One Pension Plans, and services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.	The nature of services rendered was general tax advice.

The board recommends that you vote FOR the re-appointment of KPMG as the external auditors of Hydro One, to hold office until our next AGM, and to authorize the directors of Hydro One to fix their remuneration.

	For (%)	Withhold (%)
2021 Appointment of Auditor Voting Results	99.92	0.08

4 Hydro One Limited | 2022 Management Information Circular

4

Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of the say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the AGM, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2022 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For (%)	Against (%)
2021 Say on Pay Voting Results	98.42	1.58

For further information about the directive and detailed disclosure of our executive compensation program, please see “Executive Compensation” starting on page 60.

Hydro One Limited | 2022 Management Information Circular 5

BUSINESS OF THE MEETING

Information About Voting

Delivery of Proxy Materials

As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s AGM and its 2021 annual report instead of mailing out paper copies. Electronic delivery is environmentally friendly and saves money.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the AGM.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost of proxy solicitation for all registered owners and for beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of March 28, 2022, there were 598,326,259 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning, or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

You have the right to one vote per common share held by you on the record date for the meeting which is April 12, 2022.

Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of March 28, 2022, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).

Under the Governance Agreement, the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the Governance Agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the Governance Agreement by withholding votes or voting for removal.

More information about the Governance Agreement can be found on page 28.

6 Hydro One Limited | 2022 Management Information Circular

How to Participate in and Vote at the Meeting

Why is this Year’s Meeting Virtual-only?

We have decided to hold the annual meeting of shareholders again virtually via a live online audio webcast this year due to the continuing impact of the COVID-19 pandemic. Given the changing public health guidelines and restrictions respecting large group gatherings it is unclear whether it will be safe or permissible for the meeting to be held in person this year. For this reason we have decided to hold the meeting again virtually this year as a prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders the ability to participate in the meeting, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the AGM, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder may still attend the AGM and ask questions. Guests will be able to listen to the AGM, but will not be able to vote at the AGM or ask questions.

It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below, particularly if they are worried about their ability to remain connected to the internet for the duration of the meeting.

In order to participate in the meeting please log in online at www.virtualshareholdermeeting.com/Hydro12022. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?

You will be able to participate in the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.

The steps you need to follow to participate in the meeting will depend on whether you are a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. Please read and follow the applicable instructions below carefully.

Hydro One Limited | 2022 Management Information Circular 7

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting

Your broker or intermediary has sent you a voting instruction form.

If you wish to participate and vote at the meeting you can do so as follows:

1.    Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to vote your common shares at the meeting.

2.    Follow the instructions below for Proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”

If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered shareholders will be able to access and vote at the meeting in the same manner as for registered shareholders except that your 16-digit control number will be located on your voting instruction form or form of proxy.

In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf and you choose to access and vote on any matter at the meeting during the live webcast then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able to ask questions. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline to ensure your vote is counted at the meeting.

A non-registered shareholder wishing to access the meeting without voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting instruction form or form of proxy. You will be able to ask questions if you access the meeting in this manner.

Broadridge Financial Solutions Inc. (Broadridge) has sent you a proxy form. Do not complete the proxy form and instead follow these steps:

1.    Log in to www.virtualshareholdermeeting. com/Hydro12022 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Enter your 16-digit control number into the Shareholder Login section (your control number is located on your proxy form) and click on “Enter Here”.

3.    Follow the instructions to access the meeting and vote when prompted.

Even if you currently plan to access and vote at the meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

You should note that if you access and vote on any matter at the virtual meeting you will revoke any previously submitted proxy.

8 Hydro One Limited | 2022 Management Information Circular

How Can I Ask Questions at the Meeting?

Hydro One believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. It is anticipated that registered shareholders, proxyholders and non-registered (beneficial) shareholders will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual meeting of shareholders was held in person.

Upon shareholders logging into the meeting, they will have an opportunity to ask questions at the meeting through a chat box in the virtual meeting platform. Questions received from shareholders are expected to be addressed in a question and answer session following the meeting. Such questions will be read by the chair of the meeting or a designee of the chair and responded to by a representative of Hydro One as they would be at a shareholders meeting that was being held in person.

As at an in-person meeting, the chair of the meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions from shareholders in order to ensure as many shareholders as possible will have the opportunity to ask questions, and to reject questions that do not relate to the business of the meeting or which are determined to be inappropriate or otherwise out of order.

Who Do I Contact If I Cannot Log into the Meeting?

If you have any difficulties logging into the meeting, please contact Broadridge’s virtual shareholder meeting help line using the toll-free number provided on the Meeting Login page (www.virtualshareholdermeeting.com/Hydro12022).

If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any technical difficulties.

How Do I Attend the Meeting as a Proxyholder?

If you have been appointed as proxyholder for a registered or non-registered shareholder (or you are a non-registered shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting as a Proxyholder

1.     Log into www.virtualshareholdermeeting.com/Hydro12022 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to access the meeting or vote their common shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

3.    Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting instruction form or form of proxy in order for their proxyholder to access and vote their shares at the meeting during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as quickly as possible.

Hydro One Limited | 2022 Management Information Circular 9

BUSINESS OF THE MEETING

How Do I Attend the Meeting as a Guest?

If you wish to participate in the meeting as a guest, you can log into the meeting as set out below. Note that guests will be able to listen to the meeting but will not be able to ask questions or to vote. If you wish to contact the board chair or any member of the board please see page 108 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting as a Guest

1.    Log into www.virtualshareholdermeeting.com/Hydro12022 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Complete the GUEST LOGIN section and click on “Enter Here”.

Voting by Proxy or in Advance

Appointing Your Proxyholder

Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form authorizes Timothy Hodgson or Mark Poweska (the named proxyholders), the chair of the board (board chair) and the President and CEO of the company, respectively, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.

How to Vote in Advance or by Proxy

You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered (beneficial) shareholder or you are a registered shareholder.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to access and vote at the meeting or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.

Since the meeting will take place virtually, the process for appointing another person as your proxyholder (other than the named proxyholders) to vote on your behalf is different than it would be for an in-person meeting. You must therefore follow the instructions on your form of proxy very carefully, including:

•      inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and

10 Hydro One Limited | 2022 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy

In addition, since the meeting will take place virtually, the process for you to appoint yourself or another person (other than the named proxyholders) to vote at the meeting is different than it would be for an in-person meeting. In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully, including:

 •     inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•      if you have appointed someone other than yourself to access and vote at the meeting on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the meeting on your behalf, neither you nor that other person, as applicable, will be able to access the meeting and vote.

•      informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to vote on your behalf at the meeting.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access the meeting and vote on your behalf.

Hydro One Limited | 2022 Management Information Circular 11

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Proxy Deadline

You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.

Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 9:30 a.m. Eastern Time on June 6, 2022. If you have any questions, you should contact your broker or intermediary.

For your votes to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on June 6, 2022, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.

Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on June 6, 2022, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

Changing Your Vote/Revoking Your Proxy

If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.

If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the deadline.

If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able to ask questions.

If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s) if the meeting is postponed or adjourned).

Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5

Attention: Corporate Secretary

Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.

Finally, you may change your voting instructions by participating and voting on any matter at the virtual meeting, which will revoke any previously submitted proxy.

12 Hydro One Limited | 2022 Management Information Circular

How Your Proxyholder Will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, Timothy Hodgson or, failing him, Mark Poweska, the named proxyholders, will vote for you as follows:

Matters to Vote On	How Management Proxyholders Will Vote
Election of directors	For each nominee
Appointment of the external auditors at a remuneration to be fixed by the board	For
Say on Pay	For

Other Matters Relating to Voting

Questions about Voting

If you are a registered shareholder, please contact Broadridge with any questions about voting. You will find their contact information on page 108 of this circular. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.

Confidentiality

To keep voting confidential, Broadridge counts all proxies. Broadridge only discusses specific proxies with us when legally necessary, when a shareholder clearly intends to communicate with management or the board of directors, or when there is a proxy contest.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/investor-relations/agm. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Special Arrangements

If you plan on attending the meeting and require special arrangements for hearing and/or access, please contact our Corporate Secretary at CorporateSecretary@HydroOne.com.

Hydro One Limited | 2022 Management Information Circular 13

BUSINESS OF THE MEETING

About the Nominated Directors

This year 11 people are being nominated to serve on the board, ten of whom currently serve on the board and Mr. Podlasly who is being nominated to fill the vacancy created by Ms. McDonald’s departure. Current director profiles and Mr. Podlasly’s profile, starting on page 15, tell you about each director nominee’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. Mr. Poweska is not considered independent because he is our President and CEO.

What We Expect from Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

Personal Attributes	•	Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position

	•	Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work
Stewardship	•	Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives

	•	Comply with the corporate governance guidelines of the company and perform their duties as board members

	•	Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole
Integrity	•	Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

	•	Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s Code of Business Conduct
Participation	•	Devote sufficient time to his or her responsibilities and prepare for each board and relevant committee meeting

	•	Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions

	•	Work constructively and effectively with other directors, officers, employees and advisors of the company
Education	•	Continuously advance his or her knowledge about the company’s business and operations, the communities in which it operates and emerging trends and issues and significant strategic initiatives

14 Hydro One Limited | 2022 Management Information Circular

Our Director Nominees at a Glance

	Public Board Interlocks	Independent(3)	Gender	Audit Committee(2)	Indigenous Peoples, Safety & Operations Committee (IPSO)(2)	Human Resources Committee (HRC)(2)	Governance & Regulatory Committee (GRC)(2)

Cherie Brant	–	✔	F		✔		✔
Blair Cowper-Smith	–	✔	M	✔		✔
David Hay	–	✔	M		*		✔
Timothy Hodgson(1) (Chair)	–	✔	M
Stacey Mowbray	–	✔	F	✔	✔
Mark Podlasly(4)	–	✔	M
Mark Poweska(1)	–	–	M
Russel Robertson	–	✔	M	*		✔
William Sheffield	–	✔	M		✔		✔
Melissa Sonberg	–	✔	F	✔		*
Susan Wolburgh Jenah	–	✔	F		✔		*

* denotes committee chair

1.	Mr. Hodgson and Mr. Poweska, while not members of committees, are invited to attend all committee meetings.
2.	On May 7, 2021 the board of directors approved the change to the committee composition effective May 26, 2021. Details can be found on page 29.
3.	Independent according to our definition of independence which is found on page 33.
4.	Mr. Podlasly, if elected, will be appointed to board committees following the meeting.

Gender	Age

2021 Voting Results(*)	Geographic Mix

Race

(*) Excluding voting results for Ms. McDonald

Director Profiles

The information in each director profile is provided as of March 28, 2022. The profiles tell you about the directors who are currently standing for election, including:

•	a brief biography of each nominee, together with their age and place of residence;

•	principal occupation and education;

•	the year they were first elected or appointed as a director and their independence status; and

•	if they are a nominee of the Province under the Governance Agreement.

Hydro One Limited | 2022 Management Information Circular 15

BUSINESS OF THE MEETING

Cherie Brant, 47

Cherie Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She serves on the boards of Toronto-Dominion Bank, the Anishnawbe Health Foundation, Canadian Council for Aboriginal Business, Canadian Club of Toronto, and participates on the Aboriginal Education Council for Centennial College. Her previous directorships include Women’s College Hospital and Trillium Gift of Life.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40".

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Partner, Borden Ladner Gervais LLP Nominee of the Province Not eligible for re-election in 2030

Blair Cowper-Smith, 74

Blair Cowper-Smith is the principal of Canadian advisory firm Erin Park Business Solutions. Previously, Mr. Cowper-Smith was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) where he also served as a member of the Senior Executive Team, with responsibilities including regulatory affairs, law and governance. Prior to joining OMERS, he was a Senior Partner at McCarthy Tetrault LLP, where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith’s current board appointments include Porter Airlines, the Financial Services Regulatory Authority of Ontario, Face the Future Foundation and Advisory Board Chair of Timbercreek Capital. Prior board appointments include 407 ETR, Golf Town and the Global Strategic Investment Alliance. He served on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. Mr. Cowper-Smith regularly delivers lectures on governance at the Directors College at McMaster University.

Mr. Cowper-Smith holds a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Nominee of the Province Not eligible for re-election in 2023

16 Hydro One Limited | 2022 Management Information Circular

David Hay, 66

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and CEO of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc., and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice-Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired the boards of both Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

INDEPENDENT

New Brunswick, Canada Director since August 14, 2018 Managing Director, Delgatie Incorporated Not eligible for re-election in 2030

Timothy Hodgson, 61

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also serves on the boards of Dialogue Health Technologies and the Public Sector Pension Investment Board (PSP Investments). Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, then Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS- Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from the Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

Hydro One Limited | 2022 Management Information Circular 17

BUSINESS OF THE MEETING

Stacey Mowbray, 60

Stacey Mowbray most recently served as the President of North America at WW International (formerly Weight Watchers). Prior to that, Ms. Mowbray served as President and Chief Executive Officer at The Second Cup Ltd. Ms. Mowbray has extensive marketing and brand experience from years of leading those functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola.

Currently, Ms. Mowbray serves on the board of Currency Exchange International/Exchange Bank of Canada, Sleep Country Canada Holdings Inc., and dentalcorp Holdings Ltd. She is also a director of the privately held Bonne O Holdings Company. Prior directorships have included Trillium Health Partners, Second Cup Coffee, Liquor Control Board of Ontario, Niagara Ventures Corporation and the Coffee Association of Canada as Chair.

Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence for Wilfrid Laurier, Top 100 Women’s Executive Network, Top 20 Women’s Post and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from York University, as well as Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D.

INDEPENDENT

Ontario, Canada Director since July 23, 2020 Corporate Director Not eligible for re-election in 2032

Mark Podlasly, 56

Mark Podlasly is the Director of Economic Policy and Initiatives at the First Nations Major Projects Coalition where he leads policy development at a First Nations collective seeking ownership in major projects such as pipelines, mines, and electric infrastructure, as well as improvements in project environmental practices.

Mr. Podlasly is a member of the Indigenous Advisory Council at CN Rail and a member of the External Expert Panel of the Manitoba Government (Crown Services) where he provides advice regarding the response to the Economic Review of Bipole III and Keeyask power generation and transmission projects. Mr. Podlasly is the chair of the First Nations Limited Partnership (Gas Pipeline), Trustee of the Nlaka'pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.

Mr. Podlasly is an Adjunct Professor at the University of British Columbia Sauder School of Business. Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University.

INDEPENDENT

British Columbia, Canada Director Nominee Director of Economic Policy and Initiatives at the First Nations Major Projects Coalition Not eligible for re-election in 2034

18 Hydro One Limited | 2022 Management Information Circular

Russel Robertson, 74

Russel Robertson served as Executive Vice President and Head, Anti- Money Laundering, at BMO Financial Group from 2014 to 2016. Prior to this Mr. Robertson served as Executive Vice President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank to form BMO Harris Bank and as Chief Financial Officer, BMO Financial Group from 2008 to 2011.

Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions, including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson sits on the board of Bausch Health Companies Inc. and Turquoise Hill Resources Ltd., where he chairs both audit committees. Previous directorships include Virtus Investment Partners Inc.

Mr. Robertson holds a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University. He is a Chartered Professional Accountant (FCPA, FCA), a Fellow of the Chartered Professional Accountants Ontario and holds his ICD.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Nominee of the Province Not eligible for re-election in 2023

William Sheffield, 73

William Sheffield has been a corporate director since 2004. Mr. Sheffield is the former CEO of Sappi Fine Papers, headquartered in the U.K. and South Africa. Previously, he held senior roles with Abitibi- Consolidated Inc. and Abitibi-Price Inc. He began his career in the steel industry with Stelco Inc.

Mr. Sheffield currently sits on the board of Velan Inc. Previous directorships include Houston Wire & Cable Company, Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies, Family Enterprise Canada, and SHAD. In addition to having served on the boards of a number of public companies, Mr. Sheffield is also a member of several significant family enterprise advisory boards.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2024

Hydro One Limited | 2022 Management Information Circular 19

BUSINESS OF THE MEETING

Melissa Sonberg, 61

Melissa Sonberg is Professor of Practice at McGill University’s Desautels Faculty of Management, where she has been on the faculty since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Enghouse Systems Inc., and the Montreal Children’s Hospital Foundation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Masters of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

INDEPENDENT

Québec, Canada Director since August 14, 2018 Professor of Practice, McGill University Not eligible for re-election in 2030

Susan Wolburgh Jenah, 66

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and is Vice-Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Recent prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulator Organization of Canada (IIROC). Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

INDEPENDENT

Ontario, Canada Director since January 1, 2020 Corporate Director Nominee of the Province Not eligible for re-election in 2031

20 Hydro One Limited | 2022 Management Information Circular

Mark Poweska, 52

Mark Poweska is President and CEO of Hydro One Limited. With approximately 1.5 million valued customers, over $30 billion in assets and 2021 annual revenues of approximately $7.2 billion, Mr. Poweska leads Ontario’s largest electricity transmission and distribution provider and is a proven leader with a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance.

With a team of approximately 9,300 skilled and dedicated employees (on average during 2021), Mr. Poweska has devised a corporate strategy that sets a clear vision for the future of Hydro One. Mr. Poweska has deep industry knowledge and an ability to develop enduring relationships with industry partners, unions, Indigenous communities, regulators and all levels of government.

Prior to joining Hydro One in 2019, Mr. Poweska served as Executive Vice President, Operations at BC Hydro. During his tenure in the role, Mr. Poweska successfully led the merger of the former Transmission and Distribution organization with the Generation organization. During his 30 years in the industry at BC Hydro and Hydro One, Mr. Poweska has proven that he can build a strong safety culture, put customers first, improve efficiency and increase shareholder value. Mr. Poweska is a mechanical engineer with experience at all levels of the electricity industry, from the front line to the executive team.

Mr. Poweska holds a Bachelor of Applied Sciences in Mechanical Engineering from the University of Saskatchewan. He is also the chair of the board of directors of the Ontario Energy Association and serves on the board of the Western Energy Institute. He was recognized by the Ontario Energy Association as Leader of the Year for 2020 for his leadership of Hydro One’s transformation to be more customer-driven, sustainable, safe, and efficient.

NOT INDEPENDENT

Ontario, Canada Director since May 10, 2019 President and CEO of Hydro One

Hydro One Limited | 2022 Management Information Circular 21

BUSINESS OF THE MEETING

Director Compensation

The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for all expenses properly incurred in fulfilment of their duties, including travel expenses.

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required our board to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019 pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation-related requirements. As specified in the directive, the maximum total compensation for the board may be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. In February 2021, during its annual review of director compensation, the board approved a compensation adjustment of 0.7%, as permitted by the directive. The chart below sets out our directors’ compensation, effective April 1, 2021 which is in compliance with the directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)(2)
Board chair	61,689	61,689	123,378
Committee chair(1)	43,696	43,696	87,392
Other directors	41,126	41,126	82,252

No meeting attendance fees

1.	Committee chairs receive a $5,140 retainer for their duties as committee chair. They can elect to take up to 100% of their retainer in the form of DSUs (as defined below).
2.	The directors’ compensation set out in the chart is in compliance with the HOAA.

Hydro One has a non-employee director deferred share unit (DSU) plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component, which they receive in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period). Board committee chairs can choose to take their annual committee chair retainer in cash or director DSUs.

The company’s director compensation, travel and expense policy applies to non-employee directors.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board. For a period of 24 months following retirement from the company, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

22 Hydro One Limited | 2022 Management Information Circular

Director Compensation Table

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2021.

Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page 72. He does not receive any additional compensation for his services as a member of the board.

	Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensa- tion (%)
Cherie Brant	82,109	0	82,109	41,054	41,054	50
Blair Cowper-Smith*	82,109	2,051	84,160	42,080	42,080	50
David Hay*	82,109	5,132	87,241	43,620	43,620	50
Timothy Hodgson	0	123,163	123,163	61,582	61,582	50
Jessica McDonald	82,109	0	82,109	41,054	41,054	50
Stacey Mowbray	82,109	0	82,109	41,054	41,054	50
Russel Robertson*	82,109	5,132	87,241	43,620	43,620	50
William Sheffield	82,109	0	82,109	0	82,109	100
Melissa Sonberg*	82,109	5,132	87,241	5,132	82,109	94
Susan Wolburgh Jenah*	82,109	3,084	85,193	0	85,193	100

Notes:

1.

All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer. The directors’ compensation set out in the chart is in compliance with the HOAA.

2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.

Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Directors who are non-employees of Hydro One are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the board. The ownership requirement for directors is as follows:	The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Chair	$370,134
Other Directors	$246,756

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board. All of our directors are on track to meeting their share ownership requirements.

Hydro One Limited | 2022 Management Information Circular 23

BUSINESS OF THE MEETING

For 2021, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes their equity ownership, including dividend equivalents rounded to the nearest whole number, as at March 28, 2022, and their holdings for the previous year. The value of director holdings is calculated using the closing price of our common shares on the TSX on December 31, 2021, which was $32.91. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found on page 85.

	Equity Ownership March 28, 2022		Equity Ownership March 31, 2021		Net Change		Market Value($)		Year to Meet Share
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	December 31, 2021	SOR(1)	Ownership Require- ment
Cherie Brant	–	6,934	–	5,776	–	1,158	228,199	0.70	2024
Blair Cowper-Smith	–	7,473	–	6,288	–	1,184	245,923	0.75	2024
David Hay	–	7,082	–	5,859	–	1,223	233,058	0.72	2024
Timothy Hodgson	–	8,772	–	7,077	–	1,696	288,697	0.60	2024
Jessica McDonald	–	6,934	–	5,776	–	1,158	228,199	0.70	2024
Stacey Mowbray	–	2,022	–	988	–	1,033	66,543	0.24	2026
Russel Robertson	–	7,191	–	5,965	–	1,226	236,644	0.73	2024
William Sheffield	99	14,530	99	12,198	0	2,332	481,450	1.47	2024
Melissa Sonberg	–	13,868	–	11,552	–	2,316	456,398	1.40	2024
Susan Wolburgh Jenah	1,643	6,007	1,643	3,794	0	2,214	251,772	0.84	2026

Note:

1. Total as a multiple of the share ownership requirement (SOR). The status under the share ownership requirements (the multiple) is calculated by dividing the directors’ total value of common shares and director DSUs as of December 31st of the relevant year (based on the acquisition cost of common shares and the original grant value of director DSUs) by the amount of the annual retainer.

24 Hydro One Limited | 2022 Management Information Circular

Board/Committee Memberships and Meeting Attendance

The table below shows each director’s board and committee attendance in 2021 for both regularly scheduled and short-notice meetings. The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each of their respective committees hold joint meetings. Short-notice meetings are non-regularly scheduled meetings, where directors may have limited notice of the meeting.

In May 2021, the GRC endorsed a refresh of membership of the committees to the board of directors effective following the re-election of the directors at the AGM on May 26, 2021 to ensure alignment of directors’ skills with the committee mandates and to provide development opportunities. The table below reflects committee membership and attendance records from January 1, 2021 to December 31, 2021.

Director	Board Meeting Attendance	Total Committee Attendance	Audit Committee Attendance	GRC Attendance	HRC Attendance	IPSO Attendance
Cherie Brant	8/8 (100%)	8/9 (89%)	2/2 (100%)	1/2 (50%)	–	5/5 (100%)
Blair Cowper- Smith	8/8 (100%)	12/12 (100%)	3/3 (100%)	3/3 (100%)	6/6 (100%)	–
David Hay	8/8 (100%)	9/9 (100%)	2/2 (100%)	2/2 (100%)	–	5/5 (100%)
Timothy Hodgson(1)	8/8 (100%)	–	–	–	–	–
Jessica McDonald	8/8 (100%)	12/12 (100%)	3/3 (100%)	–	6/6 (100%)	3/3 (100%)
Stacey Mowbray	8/8 (100%)	11/11 (100%)	3/3 (100%)	3/3 (100%)	–	5/5 (100%)
Mark Poweska(1)	8/8 (100%)	–	–	–	–	–
Russel Robertson	8/8 (100%)	11/11 (100%)	5/5 (100%)	–	6/6 (100%)	–
William Sheffield	8/8 (100%)	9/9 (100%)	2/2 (100%)	5/5 (100%)	–	2/2 (100%)
Melissa Sonberg	8/8 (100%)	11/11 (100%)	5/5 (100%)	–	6/6 (100%)	–
Susan Wolburgh Jenah	8/8 (100%)	10/10 (100%)	–	5/5 (100%)	–	5/5 (100%)

Note: Effective May 26, 2021, the membership of the committees of the board was refreshed. For more information on the changes in committee membership, see page 29. The above table reflects the committee attendance of each committee member during the period of their committee membership.

1.

Both Mr. Hodgson (as board chair) and Mr. Poweska (as President and CEO) regularly attend each committee meeting by standing invitation. Mr. Hodgson and Mr. Poweska attended all board and committee meetings in 2021.

Hydro One Limited | 2022 Management Information Circular 25

BUSINESS OF THE MEETING

In Camera Meetings

At each meeting of the board, the independent directors hold an in camera meeting at which non-independent directors and members of management are not present unless the board chair otherwise determines. Each committee of the board also holds similar sessions at each of their respective meetings.

These sessions encourage open and candid discussion among the directors. In 2021, an in camera meeting was held at each of the regularly scheduled board and committee meetings, for a total of 25 such meetings.

Cease Trade Orders and Bankruptcies

Except as described below, no director:

•

is, or within the last 10 years has, served as a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production; or (iv) an individual performing a policy-making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (Golf Town) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the Companies’ Creditors Arrangement Act. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments in October 2016.

Penalties or Sanctions

None of the directors of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the directors has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

26 Hydro One Limited | 2022 Management Information Circular

		2	Corporate
Governance
Corporate
Governance

Hydro One and the board recognize the importance of corporate governance to the effective long-term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One’s Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange. The GRC and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and make recommendations to the board for change on an ongoing basis.

The Governance Agreement requires approval of the board by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors is required in order to make changes to the director skills matrix, Board Diversity Policy, Majority Voting Policy, Stakeholder Engagement Policy, Corporate Disclosure Policy, Corporate Governance Guidelines, Mandate for the Hydro One Ombudsman, mandates of the board and its committees and its structure, position descriptions for the President and CEO, the board chair, the directors and the committee chairs, Code of Business Conduct, Whistleblower Policy, Executive Share Ownership Guidelines, Anti-Hedging Policy and Compensation Recoupment Policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance.

✔	What We Do
Independence
✔	All of our directors are independent (except for the CEO) and all members of our board committees are independent
✔	Separate roles of board chair and the CEO
✔	In camera sessions – independent directors meet without management at each regularly scheduled board and committee meeting
✔	Board committees have full authority to retain independent advisors
Leadership and development
✔	We have a comprehensive orientation process for new directors and an ongoing education program for the board
✔	Board assessments are conducted annually to ensure board effectiveness
Environmental, Social & Governance (ESG)
✔	Board oversight of sustainability matters including climate, Indigenous relations, government relations and other ESG matters

 Hydro One Limited | 2022 Management Information Circular 27

CORPORATE GOVERNANCE

✔	What We Do
Diversity and succession
✔	Our board represents a diverse mix of skills, background and experience – currently, 45% of our directors are women, one director (9% of all directors) self-identifies as an Indigenous Person, one director (9% of all directors) self-identifies as a person with disabilities and no individuals identify as Black or a Person of Colour
✔	Robust Majority Voting Policy
✔	Formal succession planning process in place for the executive leadership team, and the board
✔	We use an independent recruiting firm to help identify and track a diverse group of board succession candidates
✔	Limit other public company directorships and board interlocks
✔	Director term and age limits
Ethics and integrity
✔	Promote a strong culture of integrity and ethical behaviour guided by a Code of Business Conduct
Shareholder engagement and alignment
✔	Provide shareholders with an annual say on pay vote
✔	Minimum non-executive director share ownership requirements equivalent to 3x total annual retainer
✔	Formal shareholder engagement policy describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
✔	Disclose directors’ equity holdings and require at least 50% of annual board retainer in equity, to align interests with those of our shareholders
✖	What We Don’t Do
✖	No over boarding – no director simultaneously sits on more than four other public company boards
✖	No stock option awards for directors
✖	No staggered board – all our directors are elected annually
✖	No dual class, non-voting or subordinated voting shares
✖	No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018 Letter Agreement with the Province

The Governance Agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the Governance Agreement:

•	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 33 for the definition of independence);

•	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;

•

requires Hydro One to maintain a Majority Voting Policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the board chair;

•	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;

28 Hydro One Limited | 2022 Management Information Circular

•

restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

•	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 Letter Agreement) for the purpose of the orderly replacement of Hydro One’s then 13 independent directors (the former directors) and the retirement of the President & CEO.

A copy of the Governance Agreement and the July 11 Letter Agreement have been filed on SEDAR and are available under Hydro One’s profile at www.sedar.com.

Board Structure

The structure and role of the board are consistent with leading governance practices and reflect the requirements of the Governance Agreement. Except for the board chair and the President and CEO, all director nominees serve on two board committees. The board chair and the President and CEO regularly attend each committee meeting by standing invitation, but have no vote at the committee meetings.

All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.

Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate.

In May 2021, the GRC endorsed a change of membership of the committees to the board of directors effective following the re-election of the directors at the AGM on May 26, 2021. The changes are reflected in the charts below:

January 1, 2021 – May 26, 2021

Board of Directors

Audit Committee	Governance & Regulatory Committee	Indigenous Peoples, Safety & Operations Committee	Human Resources Committee
Russel Robertson (Chair)	Blair Cowper-Smith (Chair)	David Hay (Chair)	Melissa Sonberg (Chair)
Cherie Brant	Stacey Mowbray	Cherie Brant	Blair Cowper-Smith
David Hay	William Sheffield	Jessica McDonald	Jessica McDonald
William Sheffield	Susan Wolburgh Jenah	Stacey Mowbray	Russel Robertson
Melissa Sonberg		Susan Wolburgh Jenah	

May 26, 2021 – December 31, 2021

Board of Directors

Audit Committee	Governance & Regulatory Committee	Indigenous Peoples, Safety & Operations Committee	Human Resources Committee
Russel Robertson (Chair)	Susan Wolburgh Jenah (Chair)	David Hay (Chair)	Melissa Sonberg (Chair)
Blair Cowper-Smith	Cherie Brant	Cherie Brant	Blair Cowper-Smith
Jessica McDonald	David Hay	Stacey Mowbray	Jessica McDonald
Stacey Mowbray	William Sheffield	William Sheffield	Russel Robertson
Melissa Sonberg		Susan Wolburgh Jenah

Hydro One Limited | 2022 Management Information Circular 29

CORPORATE GOVERNANCE

Quorum

A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting of shareholders are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions

As detailed in the table below, the board has written position descriptions in place for the chair of the board, committee chairs, and the President and CEO that describe the division of duties, expectations and responsibilities for each, respectively. These are reviewed and approved annually by the GRC and the board.

Role	Position Description	Key Responsibilities
Board Chair

•  Required under the Governance Agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province

•  Nominated and confirmed annually by special resolution of the board

•  Acts as a liaison between the board and management

•  Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities

•  Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders

•  Presides at all board meetings

•  Chairs all sessions with the independent directors

•  Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans

•  Supports and assists in director orientation and continuing education

•  Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole.

Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent

•  Provide leadership to the committees

•  Facilitate the functioning of the committee, providing recommendations to the board and reporting to the board on its activities and compliance with the committee’s mandate

•  Provide input on succession planning for their position and committee

•  Attend committee chair forums in advance of quarterly board meetings

30 Hydro One Limited | 2022 Management Information Circular

Role	Position Description	Key Responsibilities
President & CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board

•  Ensures that the day-to-day business affairs of the company are appropriately managed

•  Formulates and presents to the board for discussion and approval the company’s long-term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value

•  Identifies, assesses, monitors and manages the principal risks of the company

•  Develops and recommends to the board annual business plans and budgets that support the company’s long-term strategy and business plans

•  Promotes and maintains effective relationships with stakeholders

•  Ensures strong governance for safe and efficient operations and strategic leadership for health, safety and environment

•  Fosters and advances a corporate culture that promotes respect, equity, diversity and inclusion and proactively ensures the company complies with all of its legal, ethical and moral obligations

•  Fosters and advances a positive work environment that is conducive to attracting, retaining and motivating a diverse group of high performing, engaged employees at all levels

•  Oversees effectiveness of the company’s leadership development programs and succession plans

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at:

https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors

The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, experience and skills and the alignment of their experience and skills with Hydro One’s needs. The GRC maintains an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, the recruitment of Indigenous Peoples, term limits, the board evaluation results from the previous year, and other relevant factors.

Hydro One Limited | 2022 Management Information Circular 31

CORPORATE GOVERNANCE

Annually, under the Governance Agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or board as one of its director nominees. Below is a description of the nomination process followed each year with the Province leading up to our AGM:

Exchange of Nomination Notice with the Province

•  Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting, each of the Province and the GRC will notify the other of its proposed director nominees

Confirmation/Rejection of Director Nominees

 •  The GRC and the Province have 10 business days following receipt of the above-referenced notice to confirm or reject the director nominees

•  If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the Governance Agreement, then the GRC and the Province have 10 business days following exchange of nomination notices to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards

•  If a director nominee of the Province or the GRC is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other

•  If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated

•  The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

Obligations of the Province

•  The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One in accordance with the process set out in the Governance Agreement

•  This obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the board chair

Director nominees must meet the director qualification standards set out in the Governance Agreement, including the prescribed director independence requirements and requirements under securities laws, the Governance Agreement, and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the Governance Agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards.

All of our directors owe a fiduciary duty to act honestly, in good faith and in the best interests of Hydro One regardless of whether they are nominated by the Province or by the company’s GRC. Pursuant to the Governance Agreement, a majority of the board must at all times be resident Canadians.

32 Hydro One Limited | 2022 Management Information Circular

Independence

Of the 11 director nominees 10 are independent. The Governance Agreement requires each of the directors other than the President and CEO to be both independent of Hydro One and independent of the Province. Mr. Poweska is not considered independent because of his role as the company’s President and CEO.

The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One	Independent of the Province

•  Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

•  A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent.

•  They are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition;

•  They are not a current official or employee of the Province; and

•  They have not been an official or employee of the Province for at least three years prior to their nomination to the board.

The chair of Hydro One is independent of Hydro One and the Province.

None of the independent directors has ever served as an executive of the company. Having an independent board is one of the ways we ensure that the board operates independently of management and makes decisions in the best interests of Hydro One and our shareholders and other stakeholders.

Ethical Business Conduct

Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written Code of Business Conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The Code of Business Conduct sets out Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Business Conduct, to the extent feasible, in their dealings with or on behalf of Hydro One. The Code of Business Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including accounting and financial reporting) and fraudulent activity.
The full text of the Code of Business Conduct and Whistleblower Policy is available on Hydro One’s website at www.HydroOne.com.

The board monitors compliance with the Code of Business Conduct through the HRC. The HRC oversees the procedures of the Code of Business Conduct and Whistleblower Policy, including the receipt, management, investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for oversight by the audit committee. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2021.

Any actual, potential or suspected violation of the Code of Business Conduct can be reported anonymously directly to the company’s chief ethics officer, Maureen Wareham, as confidential designee of the audit committee, or via ClearView Connects, a confidential independent third-party ethics reporting service in accordance with the whistleblower policy, which is monitored by the company’s chief ethics officer.

Hydro One Limited | 2022 Management Information Circular 33

CORPORATE GOVERNANCE

The Whistleblower Policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our Code of Business Conduct and applicable laws.

Employees concerned about any of these matters are encouraged to discuss them with their supervisor and may report concerns anonymously directly to the company’s chief ethics officer, as confidential designee of the audit committee, or via ClearView Connects.

The Whistleblower Policy also includes anti-reprisal provisions in order to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.

Each year, employees receive refresher training on the Code of Business Conduct and our fraud risk assessment management program.

The 2021 Code of Business Conduct annual refresher training provided an overview of the elements of the Code of Business Conduct and, among other things, addressed sexual harassment in the work place.

Employees are encouraged to discuss workplace harassment, in relation to Hydro One’s practices and policies on acceptable workplace behaviours. We take steps to categorize harassment cases, including identifying those that are of a sexual nature or have an element of workplace sexual harassment. These cases are investigated and reported to the HRC quarterly.

We also have a Supplier Code of Conduct, which supplements the Code of Business Conduct. The supplier code of conduct sets out the standard of business behaviour expected of Hydro One’s suppliers. It includes the requirement to act with honesty and integrity, be guided by Hydro One’s ethical values, and comply with both the spirit and intent of the Supplier Code of Conduct.

Conflict of Interest and Related Party Transactions

Under our Corporate Governance Guidelines, directors have an ongoing obligation to report potential or actual conflicts of interest and provide us with complete information on all entities in which they have a material interest, so that any potential conflicts, including related party transactions, can be identified.

These guidelines define conflict of interest broadly to include a situation where a director has a personal or financial interest in a matter which is the subject of an action or decision by Hydro One that may reasonably be perceived to affect the objectivity of the director in carrying out their responsibilities and duties, that represents an advantage or gain to the director or certain other persons or which may otherwise affect their personal, business or professional interests. This definition is generally expected to capture any related party transactions to which such person is a party, and requires that such actual or potential conflict be disclosed to the board chair, our chief legal officer and our chief ethics officer. If the board chair concurs that there is an actual or potential conflict, the applicable director will disclose that interest to the board or committee (as the case may be) and will recuse themselves from any meeting and any discussions or vote on the matter. Our Code of Business Conduct applies these principles more generally, and any waiver of an actual or potential conflict, including a material interest in a related party transaction, in favour of any director or executive officer will only be granted by the board.

The audit committee mandate provides that the audit committee will review any related party transactions that may have a material current or future effect on the company’s financial condition, results of operations or other matters.

We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives and to the individuals who serve on the boards of Hydro One’s subsidiaries on an ongoing (at least biannual) basis in order to identify any interest in related party transactions. Any affirmative responses from these questionnaires are forwarded to the audit committee and GRC for consideration. In 2021, there were no material conflicts of interest, related party transactions or waivers of our Code of Business Conduct reported by or granted in favour of any of our directors, CEO or other senior executives.

34 Hydro One Limited | 2022 Management Information Circular

Skills and Experience of the Board

The skills matrix below shows the board’s mix of key skills and experience in areas that are important to Hydro One’s business. This skills matrix underwent a comprehensive review in 2020. The GRC reviewed the skills matrix again in August 2021 and the GRC found it continued to align with and support Hydro One’s strategy and the development of a diverse board of directors. The skills matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Mr. Poweska:

Major Competencies
Director	Accounting/ Finance	Human Resources/ Executive Compensation/ Union Relations	Customer	Utility/ Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/ Regulatory/ Public Policy	Information Technology/ Digital & Cyber Security	Risk Management	Business Transformation	Sustainability	Large Company Senior Executive
Cherie Brant				✔	✔	✔	✔			✔
Blair Cowper-Smith	✔	✔		✔			✔				✔
David Hay				✔	✔		✔			✔		✔
Timothy Hodgson	✔				✔				✔	✔		✔
Stacey Mowbray	✔		✔						✔	✔		✔
Mark Podlasly				✔		✔	✔			✔	✔
Russel Robertson	✔	✔						✔	✔			✔
William Sheffield	✔	✔		✔			✔					✔
Melissa Sonberg		✔	✔			✔				✔		✔
Susan Wolburgh Jenah		✔				✔	✔				✔	✔
Total directors with experience	5	5	2	5	3	4	6	1	3	6	3	7

Description of Competencies:

Accounting/Finance	Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or International Financial Reporting Standards).
Human Resources/ Executive Compensation/ Union Relations	Strong understanding of human resource development, organizational/ personal development and training working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs.
Customer	Experience with mass consumer-facing business, major retail channels and customer-focused strategy.
Utility/Energy Sector	Experience in the utility/electricity industry, combined with a strong knowledge of market participants.
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)	Experience in, or a strong understanding of, communications and relations with investors, customers, regulators, and community relations, especially experience in relations with Indigenous communities.
Government/Regulatory/ Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology/ Digital & Cyber Security	Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in governance and oversight; procedures and controls; operations; and project delivery.

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CORPORATE GOVERNANCE

Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Business Transformation	Experience driving strategic direction changes and leading growth of an organization.
Sustainability	Experience in the key areas of environment, social and governance so that we can operate safely in an environmentally and socially responsible manner.
Large Company/ Senior Executive	Experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization.

Term Limits

The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC

No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board

Committee Chair Service Review
After a director has held the position of committee chair for a period of four years, the GRC will review and consider whether a change to the committee chair would be appropriate

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfil their responsibilities, a director’s acceptance of additional positions as a corporate director of for-profit, not-for-profit or private entities are subject to the board’s review. We limit the number of public company boards (excluding Hydro One and its subsidiaries) a non-management director can serve on up to four, and the President and CEO should not hold more than one such directorship.

The audit committee mandate also provides that no member of the audit committee may serve on the audit committee of more than two other publicly traded companies (other than Hydro One and its subsidiaries) unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on the audit committee.

No current director or director nominee serves on more than four other public company boards and no member of the audit committee serves on the audit committee of more than two other public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding service on the boards of any of the company’s subsidiaries). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board. The board reviews outside directorships regularly. Directors are required to notify the chair of the board and the chair of the GRC of any opportunity to join another board prior to accepting any invitation to join another board.

The company currently has no board interlocks.

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Majority Voting Policy

The board has a Majority Voting Policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the board regarding the resignation. In this instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release will be issued promptly following the director’s decision (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy, the board will not re-nominate that director at the next election. If there are fewer than three directors who did not receive a majority withheld vote, the entire board shall consider and, within 90 days following the election meeting determine, whether or not to accept the resignation and shall accept the resignation absent exceptional circumstances.

Under the Governance Agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.

The Majority Voting Policy does not apply to a contested election where the number of candidates for director validly nominated exceeds the number of directors to be elected at that meeting.

Environmental, Social & Governance (ESG)

The board oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. The board is responsible for overseeing, reviewing and approving the company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters. This oversight includes reviewing and approving the company’s key sustainability priorities and its annual sustainability report.

The board’s IPSO committee oversees the company’s programs and approaches related to our sustainability objectives, including in the areas of Indigenous relations, safety and the environment, as well as grid reliability, efficiency and flexibility, and reviewing periodic reports on the company’s programs and approaches relating to its sustainability objectives. Further, the IPSO committee reviews material climate and environment events or developments, and progress in connection with climate change, biodiversity, conservation, resource management and reporting from management on the company’s preparedness for crisis response with respect to environmental incidents, investigations or events.

The company is committed to reporting annually on our progress in achieving the company’s climate change targets in our annual sustainability report and to continuously increase the transparency and accountability of our ESG disclosures. These disclosures are guided by the Global Reporting Initiative core sustainability reporting standards, the Sustainability Accounting Standards Board, Electricity Canada’s Sustainable Electricity Company designation and the company’s sustainability materiality assessment. In 2021, for the first time, we began broadly aligning our climate disclosures to the recommendations of the Task Force on Climate-related Financial Disclosures.

Under the board’s oversight, the company has set ambitious climate reduction targets, committing to achieve net zero emissions by 2050, with an interim emissions reduction target of 30% by 2030. Key components of our emissions reduction strategy include: conversion of fleet vehicles to electric and hybrids; facility automation and energy efficiency, reducing the need for diesel generation at remote northern communities by connecting communities to the provincial electricity grid; reducing sulfur hexafluoride (SF6) emissions; and implementing carbon capture initiatives such as tree planting and pollinator meadows. The company will also be exploring opportunities as new technologies and innovations become available.

The GRC oversees the company’s regulatory, customer and public policy matters. The HRC oversees the company’s diversity, equity and inclusion programs and initiatives, and our wellness programs, including our support for employees’ mental health.

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CORPORATE GOVERNANCE

For further information regarding the company’s key sustainability priorities, please see page 65 of the circular. For a recent copy of the company’s sustainability report, please see the following link: https://www.hydroone.com/Sustainability.

Diversity, Equity and Inclusion (DEI) at Hydro One

Diversity, equity and inclusion are a source of our strength and a significant competitive advantage. We have included “equity” alongside “diversity” and “inclusion” as the company values an equitable workplace with the full participation of all groups. We strive for a corporate culture where all employees are valued, respected, feel a sense of belonging and have equal access to opportunities and advancement. We also strive to be a service provider that reflects the unique needs of our communities. Supporting diversity, equity and inclusion is the right thing to do, is critical to our success, positively impacts innovation, engagement, trust and talent retention and improves safety, customer experience and business performance.

Board Diversity

The board has a board diversity policy (the Diversity Policy) to formalize Hydro One’s commitment to diversity and its desire to maintain a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of directors who are women. Although the board has not adopted a formal target for the representation of women on the board, it aspires toward a board composition in which, among other things, the female gender comprises at least 40% of its directors. Based on our current directors we have met our aspiration of 40% with 45% (5) female directors and 55% (6) male directors. Since our initial public offering in November 2015 the board has maintained over 30% female director representation, meeting and exceeding our commitment to the Catalyst Accord (more information on the Catalyst Accord is provided below). When identifying and nominating candidates for appointment or re- election to the board, candidates will be considered on merit against objective criteria having due regard to the benefits of diversity and the needs of the board.

The level of representation of women and persons who identify as Black, Indigenous and People of Colour (BIPOC) on the board is specifically considered in identifying and nominating candidates for election or re-election to the board: the company ensures that any search firm engaged to assist the board or the GRC in identifying candidates for appointment to the board will be focused on diversity considerations, including women, and persons who identify as BIPOC as well as the skills, experience, knowledge and backgrounds prioritized by the company. Further, women and BIPOC candidates are specifically included in the evergreen list of potential board nominees, as reflected in our identification of Mr. Podlasly as a nominee for election at this year’s meeting. In considering the composition of the board and the identification of qualified nominees for election as directors, the GRC assesses the Diversity Policy’s effectiveness in promoting a diverse board. Based on self-identification, currently one of 11 board members identifies as an Indigenous Person. There is one board member who has self-identified as a person with disabilities and zero who identify as BPOC. No board members identify as being 2SLGBTQIA+.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance.

Public Commitments

In 2021, we continued to focus on our three key public commitments and we saw the evolution of the Electricity Human Resources Canada Leadership Accord on Gender Diversity to The Leadership Accord on Diversity, Equity and Inclusion. This initiative commits organizations to removing barriers to entry for diverse employees who are underrepresented in Canada’s electricity sector, including BIPOC, persons with disabilities, 2SLGBTQIA+, gender diverse people and immigrant professionals. Below is a list of our public commitments.

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BlackNorth Initiative Pledge Signatory since 2020	Committed to ending systemic Black racism through various activities including achieving 3.5% Black executives and board members, and 5% Black student hires by 2025. As of December 31, 2021, we have 9% Black students and no Black executives. We increased the number of William Peyton Hubbard awards given out to exceptional Black students from two to four and expanded our diversity census to include race and ethnicity in order to capture more granular information. In 2022, we are undertaking a systemic barriers review of our talent management processes, practices and policies and have begun offering anti- Black racism training to our people managers.
Catalyst Accord Signatory since 2017	Committed to achieving 30% female executives and 30% female board directors by 2022. Our 2021 annual average of executives identifying as a woman is 31% with 45% board directors.
The Leadership Accord on Diversity, Equity and Inclusion Signatory since 2017	Committed to removing barriers to entry for diverse employees who are underrepresented and measure change over a two-year timeframe.

Senior Management – Gender

Above data based on sex at birth. Data based on overall average in 2021.

Senior Management – Black, Indigenous and People of Colour

Above data based on all employees Hydro One Census data

Gender and BIPOC Representation in Management

On average in 2021, 31% of our executives (11 individuals), including two of eight (or approximately 25%) ELT members and one of six (or approximately 13%) executive officers, are women. The average total number of women holding executive roles increased by 5% from 2020 to 2021. This increase enables us to meet our target of 30% female executives by 2022 set out in the Catalyst Accord.

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CORPORATE GOVERNANCE

In 2021, we also completed a broader Diversity Census. As at December 31, 2021, based on our entire population of 8,398 employees, 14% identified as BIPOC. Our ELT consists of one person who has self-identified as BIPOC. For vice president and above, 24% self-identified as BIPOC and 15% of our management-level directors self-identified as BIPOC. Hydro One strives to source and select diverse executives and considers the level of representation of women in executive officer positions when making executive officer appointments. The company has not implemented formal targets with respect to women in executive officer positions. The company launched a granular diversity census in 2021 to better understand our employee population and is currently conducting a systemic barrier review. In our view, these two initiatives are foundational to setting accurate and realistic diversity targets focused on increasing diverse representation at various levels in the organization including our senior leadership level and talent pipeline. For 2022, we plan to set broader diversity goals.

You can meet our executive leadership team here: https://www.hydroone.com/about/corporate-information/senior-leadership-and-board.

Workplace Diversity and Inclusion Policy and Related Initiatives

In 2021, we continued to focus on our commitments highlighted in Hydro One’s corporate Workplace Diversity and Inclusion Policy, including the following initiatives:

1.

Conducted CEO conversations on racism with our employees that identify as Indigenous and People of Colour building on the conversations we had with our Black employees in 2020 to listen and learn from their lived experiences. These conversations will be an important input into a review on systemic barriers we will undertake in 2022.

2.

Held our 2nd Virtual Diversity, Equity and Inclusion Symposium, attended by over 1,000 participants over a two-day period and focused on the Black, Indigenous and People of Colour experience in our workplace and introduced employees to our first anti-Black racism workshop.

3.	Conducted Men Advocating Real Change (MARC) workshops for our field managers and supervisors focused on how to advance gender equity in the workplace.

4.

Launched a Diversity Census and Inclusion Index that was part of a broader employee engagement survey. The census included diversity dimensions on gender identity, race, ethnicity, sexual orientation, people with disabilities and immigrant professionals. The expanded baseline demographic data collected in the census will help inform future programming as well as target setting.

5.	Developed a foundational DEI 101 workshop that we will begin rolling out to employees in 2022.

6.

Continued to work with our Diversity, Equity and Inclusion Council comprised of directors and vice presidents and co-chaired by our senior vice president, strategy and growth and vice president, tax. The role of the Council is to:

a.	Advise on diversity and inclusion strategies, programming, initiatives, and policies;

b.	Advocate for diversity and inclusion issues; and

c.	Act as diversity and inclusion champions and change agents promoting diversity and inclusion and disseminating best practices throughout Hydro One.

7.

Continued to evolve our ‘Step Up’ program to address respect and psychological safety in the field which included developing short interactive modules that will be rolled out as part of safety meetings in 2022.

8.

Continued to partner with our Employee Resource Groups which are voluntary groups of employees organized around a specific identity or interest. To date, we have eight employee resource groups at Hydro One that bring together women, People of Colour, Indigenous employees, 2SLGBTQIA+ employees, employees with visible and invisible disabilities, men and supporters and allies to connect, develop, learn from each other and to support the advancement of inclusion at Hydro One.

9.

Continued to collaborate with our unions through our Diversity Committee to advance diversity and inclusion. Our Diversity Committee is comprised of representatives from management, the Canadian Union of Skilled Workers (CUSW), the Power Workers Union (PWU) and the Society of United Professionals.

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Hydro One continues to strive for a workplace that reflects the diversity of Ontario where we live and work while ensuring that we build a corporate culture of dignity, respect, trust and belonging. In looking ahead, we plan on building on the DEI work we have done by:

1.

Introducing an upward mentoring program for executives as a way of continuing to raise awareness on the experiences of diverse employees at Hydro One; as well as “listening to learn” and understand so that appropriate action can be taken towards inclusion of all.

2.	Launching DEI foundational training and anti-Black racism education sessions starting with our executives and directors and cascading to our managers and employees.

3.	Launching a Systemic Barriers Review of Talent Management systems, processes, and practices to identify biases and barriers and put plans in place to address any identified gaps.

4.	Setting diversity targets for women and People of Colour broadly at all levels of the organization to help enhance our pipeline of talent, with a focus on executive and management roles.

5.	Launching a pilot Women in Trades, Technology and Engineering Mentoring Program.

Succession Planning and Talent Management

We have in place a robust succession planning framework that is aimed at ensuring a pipeline of highly skilled and talented leaders to drive and support Hydro One’s long-term business and corporate strategy aspirations.

In 2021, we launched enhancements to our leading Talent Management program which entailed defining and creating Success Profiles for Hydro One’s ‘Leader of Tomorrow’. The success profile defines competencies and critical experiences and will be useful for selection, development, assessment and succession efforts.

In addition to reviewing and approving the Talent Management program, the HRC also reviews and approves the qualifications, experience and compensation packages of our most senior roles (including the President and CEO), reviews the performance goals set at the beginning of the year for all Designated Employees (as defined in Schedule “A” attached), reviews the President and CEO’s accomplishments against the performance goals for the year, as well as the President and CEO’s assessment of the performance of Designated Employees.

Consistent with our goal of improving the maturity of our programs and reducing our talent and succession risks, our 2021 talent review process yielded an improvement in overall succession coverage (54% and up by 16% compared with the same period last year) as well as succession coverage for critical roles (60% and up by 15% compared with the same period last year). In addition, we achieved a ‘Top Talent in Pipeline’ ratio of 28%, which is indicative of the quality of our bench strength for senior leadership roles.

As we continue to identify ways to mitigate our talent risks and address gaps identified in the succession outcomes, the focus for 2022 will be to cascade our leading Talent Management program at-scale across the organization - starting with our “next wave of leaders” immediately below the ELT. In addition, we will share progress updates with the board and HRC regarding development plans for successor nominees and provide top talent with periodic exposure opportunities with the board.

Hydro One’s succession planning strategy seeks to ensure that we have a pool of highly skilled and talented employees available and ready to step into senior leadership and other critical roles as the need may arise. Over the past few years, our focus has been building a best practice talent review process to meet the needs of our organization. This involves structured assessments, leadership discussions, identifying talent early and supporting successor nominee development plans.

As we continue to identify ways to mitigate our talent risks, our 2021 talent management and succession program focused on initiatives critical to ensuring we can continue to execute on our long-term strategy and business continuity.

•

Organization design is a key initiative to advancing our corporate strategy. This work will resume in 2022 and it continues to create opportunities to optimize leadership structures within our lines of business, ensure that we have the right talent in the right roles and build succession depth.

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CORPORATE GOVERNANCE

•

Increasing awareness of our gender and People of Colour ratios at all levels of leadership by comparing and communicating our internal results against external market demographics and utility industry benchmarks, ensuring diversity considerations are taken into account, putting plans in place to reduce bias and better support diversity and inclusion throughout the employee lifecycle.

•

Identifying critical roles in alignment with the new corporate strategy roles which are integral to the continuity of the business. We recognized that these roles require rigorous and focused succession planning to prevent disruptions caused by unexpected vacancy or inappropriate replacement.

•

Improving tracking and development of future leaders and subject matter experts. During full-day talent reviews, emphasis will be placed on individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

Consistent with our goals to improve the maturity of our programs and reduce our talent risks, the 2021 talent review process yielded emergency replacements for 100% of leadership roles, ready now and short-term successors were identified for 75% of critical roles and an increased commitment was made to supporting cross-functional role placements to promote new skill development and broaden the depth of business knowledge of our top talent.

Board Assessments

To enhance board efficacy, the GRC oversees the annual assessment process to examine the effectiveness of the board, its leadership, its committees and individual director performance (having regard to the mandate of the board and the mandate of the relevant committee, as the case may be). Until 2019, board assessments at Hydro One were conducted internally by the corporate secretary working with the board chair and GRC chair. Questionnaires were developed by the corporate secretary and chairs of the board and GRC and were reviewed and updated annually as needed. In 2019, the GRC recommended that Hydro One alternate the type of assessment used year-to-year with either a “long form evaluation” (consisting of questionnaires to assess the performance of the board, each committee, the committee chairs, board chair and individual directors and interviews with the board chair) or a “short form evaluation” (consisting of a questionnaire and interviews with the board chair). For 2019 and 2020, the GRC made the decision to use an independent third party and board assessments were conducted using the long form evaluation.

2020 Board Assessment

The 2020 board evaluation results led to a board action plan (the Board Effectiveness Action Plan), including an increased board focus on strategy, risk and progress against key strategic initiatives, board oversight culture and stakeholders, board and committee goals and meetings and board education. A final report that included key themes was delivered to the GRC and was shared with management. The action plan was discussed and overseen by the GRC and shared and discussed with the board. The GRC concluded that the board and its committees continue to function in an effective and appropriate manner.

2021 Board Assessment

To complement prior board assessments, the GRC determined that the 2021 board evaluations at Hydro One consist of an agile and efficient short form evaluation procedure, again retaining the services of an independent third party. The 2021 board evaluation consisted of director interviews focused on progress against key elements of the Board Effectiveness Action Plan and new and emerging opportunities for the board to continually enhance board effectiveness. Through the third party, interviews were conducted with each of the directors. A report was prepared summarizing the findings and key themes, together with suggestions to enhance the board’s effectiveness. The GRC and the board reviewed the report results and determined the board’s priorities and objectives to enhance its effectiveness.

The board expects to conduct a long form evaluation for its 2022 board assessment.

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Orientation and Continuing Education

The company has a director orientation and continuing education program for directors in accordance with Hydro One’s corporate governance guidelines. The program has two purposes:

1)	to familiarize newly appointed members of the board with their responsibilities as directors and with the various business activities of Hydro One; and

2)

to assist directors in enhancing their knowledge and skills and their understanding of the company’s business to help individual directors maintain and enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the company’s business remains current.

The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Director Orientation

Upon appointment, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials required for board and committee meetings. The director’s information manual contains information about board and committee mandates, position descriptions for the board chair, President and CEO, committee chairs and individual directors, and contains copies of the company by-laws and corporate governance guidelines.

Upon appointment to a committee, each director has access to copies of minutes for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on the key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties and to seek additional information if necessary. New directors are invited to attend all quarterly committee meetings to understand the functions of each committee and its responsibilities.

Continuing Education

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

•	information briefings and internal educational sessions to be held between regular board and committee meeting dates;

•	presentations, video recordings, and updates from senior management;

•	recordings of education sessions conducted by management are available by video for directors;

•

site visits (due to COVID-19 and Canadian public health measures, site visits were temporarily suspended in order to mitigate exposure risks to board members and employees and will resume once prudent Canadian public health measures permit);

•	quarterly corporate governance hot topics reports; and

•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business.

We also support continuing education opportunities outside Hydro One and each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the member’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. Approval by the board chair or the chair of the GRC is required to attend such programs with the financial support of the company. In 2021, the continuing director education program continued to use the innovative practice of including video recordings on a variety of topics germane to Hydro One’s business and the board of directors. Videos were made available to directors prior to board and committee meetings and time was allocated for question and answer sessions on meeting agendas.

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CORPORATE GOVERNANCE

Directors participated in internal education sessions, including those listed in the following table:

Topic	Presented/Hosted by	Attended by
Industry Disruption and Innovation	Senior Management	Board of Directors
Enterprise Risk Management: Risk Universe	Senior Management	Board of Directors
Safety Management System	Senior Management	Board of Directors
Incident Management System	Senior Management	Board of Directors
Election Readiness	Senior Management	Board of Directors
Directors’ Liability and Asset Management	K&L Gates/McCarthy Tétrault LLP	Board of Directors
Keynote Speech and Fireside Chat	Honourable Murray Sinclair	Board of Directors
Audit Committee Orientation	Senior Management	Audit Committee
Cybersecurity Session	Senior Management	Audit Committee
Regulatory Compliance	Senior Management	GRC
Ombudsman Orientation Session	Hydro One Ombudsman	David Hay
Overview of Sustainability Program	Senior Management	IPSO
Community Sponsorship and Donation Update	Senior Management	IPSO
IT Investment Portfolio Update/ Forestry and LDC	Senior Management	IPSO
Asset Investment Planning Process	Senior Management	IPSO
Trends in Executive Compensation	Senior Management	HRC
Asset Liability Studies	Senior Management	HRC
Indigenous Relations	Senior Management	IPSO

Board Priorities

The board has responsibility for the stewardship of the company and has adopted a board mandate setting out the board’s responsibilities, which includes supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year the board continued to focus on supporting the corporate strategy, building on the 2020 committee refresh project. The board also spent a significant amount of time on the board and committee succession planning process to effectively maintain a balance of directors possessing key skills and competencies, those with institutional knowledge and renewal of board members, and the refreshment of the evergreen list for short- and long-term board needs.

The board mandate is attached as Schedule “A” to this circular, which you can find on page 103.

The Board’s Role in Strategy

The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of each strategic priority, which has resulted in ensuring, among other things, a strong alignment between delivery of strategic outcomes and management compensation. In December 2021, the board of directors approved the 2022 budget and 2022 to 2027 integrated business plan, both of which are highly correlated with the company’s strategy.

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In order to do this, the board:

•

participates in Hydro One’s strategy process throughout the year by reviewing and approving the strategic plan (taking into account the opportunities and risks of our business) and engaging in a regular strategy review;

•	regularly scrutinizes management’s execution of strategic initiatives and business plans (both regulated and unregulated efforts) and their results;

•	receives regular corporate strategy reports throughout the year at its quarterly scheduled meetings; and

•	annually assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.

In 2021, the board participated in our strategic planning process throughout the year by:

•	reviewing the strategic priorities and progress of each strategic initiative of the company;

•	holding an annual strategy session in July 2021; and

•	through the GRC, receiving reports from the company’s internal strategic policy committee.

In July 2021, the board held its annual strategy session, conducted an in-depth review of the company’s corporate strategy, and promoted the development of strategic foresight and agility by reviewing: environmental scans, competitor analysis, underpinning strategic conditions, critical enterprise risks, energy industry innovation, and long-term scenario planning. The company’s internal strategic policy committee, created in 2020, has facilitated the achievement of the company’s corporate strategy and interests by proactively surfacing opportunities to advocate for appropriate regulatory and industry policy changes.

Enterprise Risk Management (ERM)

Effective risk management is essential to supporting the successful execution of our strategy, enabling Hydro One to energize life for people and communities, to help Ontarians live a better and brighter future for all, and to deliver upon the expectations of our stakeholders.

Hydro One understands the importance of effective ERM and made investments in 2021 for continuous evolution of its ERM program in an effort to further:

•	align the ERM program with the strategic priorities and enablers outlined in Hydro One’s 2020-2024 Corporate Strategy, and

•	provide ERM program reporting to enhance stakeholder visibility into Hydro One’s risk environment and the key risk management activities occurring within the organization.

Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.

The board retains responsibility for:

•

overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the company; and

•

overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

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CORPORATE GOVERNANCE

The Hydro One risk framework and risk universe were updated to systematically reflect stakeholder consultations and describe the enterprise risks facing Hydro One. The board has approved the updated risk framework and risk universe and has delegated the oversight of some risks within the risk universe to its committees in alignment with their mandates. The following allocation of Enterprise Risks to the board and committees was approved in August 2021:

Board of Directors

Community Relationship	Environmental, Social & Governance (ESG)[1]	Growth	Industry Disruption & Innovation	Investor Relationship	Market/Economic Conditions

Outsourcing	Work Program Accomplishment

Audit Committee		IPSO Committee		Human Resources Committee	Governance & Regulatory Committee

Contractor Management	Liquidity & Capital Structure	Business Continuity & Crisis Management	Fatality or Serious Safety Incident	Code of Business Conduct	Customer Relationship

Cost/Productivity	Privacy	Climate Change	Indigenous Relationship	Employee Engagement, Health & Wellness	Government Relationship & Policy

Cybersecurity	Supply Chain	Dx/Tx Asset Condition	Personnel Security	Labour Optimization	Regulatory

Data Integrity & Records Management	Technology Project Delivery	Dx/Tx Asset Capacity/ Configuration	Physical Asset Security	Pension Fund

Disclosure Risk (Financial & Non-Financial)	Technology Sustainment	Environmental Impact	Public Safety	Talent & Leadership Development

Board or Committee Enterprise Risk	[1] While the Board retains overall accountability for ESG, there are a number of risks under ESG that have been allocated to other commi’ees to align with mandates.

To assist the board in identifying the principal risks faced by the company, the ERM team facilitates an annual risk assessment during which management identifies the enterprise risks within the risk universe most critical to the achievement of the objectives of the corporate strategy. Risk profiles are created in conjunction with the risk owners and the ELT to:

•	describe each of these critical risks and articulate their underlying key risk drivers;

•	communicate management’s assessment of the risk ratings (e.g., likelihood, impact, and speed of onset of the risk); and

•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.

Results of the enterprise risk assessment are used to assist in management’s decision-making, prioritization and allocation of resources and to provide input into the internal audit planning process and allow the internal audit function to provide independent and objective feedback on the key management programs used to manage risk.

Regular updates are provided to the board and its committees on the critical and emerging risks facing Hydro One. These updates describe key developments related to the enterprise risk profile and activities undertaken by management to mitigate the risks. During these risk updates, the ERM team facilitates “critical risk discussions” with the board/audit committee and the identified risk owners and executives to provide additional insights into the critical risks facing Hydro One.

A description of risk factors is provided in the management’s discussion and analysis for the fiscal year ended December 31, 2021. Please refer to Hydro One’s profile on SEDAR at www.sedar.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.

46 Hydro One Limited | 2022 Management Information Circular

Stakeholder Engagement

Hydro One is committed to understanding the interests of and maintaining and enhancing long-term relationships with our investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations, partners and other stakeholders and communities in which we operate. The board has a Board Shareholder Communications and Engagement Policy to promote open, effective and sustained dialogue with our shareholders and partners consistent with the company’s Insider Trading Policy and the Corporate Disclosure Policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.

The board chair and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.

Hydro One continued a strong year of investor engagement despite the challenges presented by the ongoing COVID-19 pandemic. Stakeholder engagement continued to be virtual but remained a vital part of maintaining an open and effective dialogue between our shareholders, management and our board. Successfully executing our strategy this year, in particular, was necessary as we filed our first-ever Joint Rate Application with the Ontario Energy Board and continued to operate in a historically challenging environment. Therefore, maintaining transparency and communicating our vision and strategy with our investors were more important than ever. We continued attending industry conferences, hosting non-deal roadshows and increasing our engagement with investors globally. Moreover, in last year’s virtual annual meeting of shareholders we reinstated our commitment to build a grid for the future and energizing life for all Ontarians by reinvesting in Ontario’s economy despite the challenges that the pandemic created. Below is a summary of engagement the board and management participated in with our shareholders in 2021.

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CORPORATE GOVERNANCE

More than ever, engaging with our customers, partners, stakeholders and Indigenous communities during the COVID-19 pandemic has been critical to addressing their evolving needs. Throughout 2021, we leveraged technology to successfully and meaningfully engage with an even greater number of stakeholders and community members. Given that in-person engagement was not possible, we pivoted to virtual engagement through direct video calls, virtual public sessions, and virtual conferences. Below is a snapshot of how we engaged with some of our largest stakeholders in 2021:

Customers	Communities

•  During the first half of 2021, we connected over 5,000 residential and more than 900 small business customers to just under $4M in COVID-19 Energy Assistance Program (CEAP) funding provided by the government. Since the wind down of the CEAP program, we have continued to support customers who work with us by arranging payment plans and through Hydro One’s pandemic relief fund. In June 2021, we resumed our collections activities, which were largely on pause since March 2020. Pursuing a paced and targeted approach, our goal remains keeping customers connected and helping them get back on track, while ensuring we are fair to our broader customer base and de-risking our own business at the same time.

•  In June 2021, we welcomed more than 53,000 customers from Orillia and Peterborough, Lakefield and Norwood to Hydro One. Our team worked hard to make the transition for these customers as easy as possible, and research results confirm the team was successful. In November, 88% of surveyed customers expressed their satisfaction with the integration process. The same share (88%) had stated in August that they were satisfied with how easy it was to become a Hydro One customer.

•  We recently expanded our digital customer channels to include a webchat function available through HydroOne.com and myAccount, making us one of the first electric utilities in Canada to offer this tool. Since the launch of a small-scale pilot project in January 2021, we have quickly increased the scope of the project due to overwhelming customer response. Customers welcome the chat function as a convenient way to interact with us, resulting in an average of 260 chats per day and satisfaction ratings around 90% over the past months. We are planning to further expand our digital customer experience and provide more convenient ways for customers to interact with us by allowing customers to seamlessly switch between different channels.

 • Our pandemic response continues to have a meaningful impact in communities across Ontario by supporting our existing charitable partners and pivoting our strategy to address urgent needs by forming new partnerships.

 •  We supported our existing charitable partners’ programs:

-  Scouts Canada: Supported a resiliency campaign to promote safe outdoor play.

-  ACT Foundation: Developed an e-learning strategy and digital platform to support virtual CPR and AED program delivery in high schools across Ontario.

 •  Hydro One also supported pandemic-related emergency response appeals:

-  Through our support for Feed Ontario, Hydro One provided the equivalent of 450,000 meals to help Ontarians facing food insecurity.

-  Through the Energizing Life community fund, Hydro One made a contribution of up to $25,000 to 35 different Indigenous communities, charitable organizations and municipalities.

 • We utilized new ways of public consultation and engagement during the pandemic for two large capital projects currently under development: Waasigan and Chatham to Lakeshore. Through online forums and telephone town halls, Hydro One successfully engaged with over 7,000 households for these two projects.

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Customers (continued)

•  As part of Hydro One’s commitment to excellent customer service, we’re continuously innovating to provide our customers with the easy and convenient self-serve tools they expect. As of August 31, 2021, Hydro One customers may text WATTS (92887) to let us know they are experiencing a power outage. Customers immediately started reporting outages by text confirming that this is a feature customers expect from their electricity provider. We also offer customers the opportunity to report an outage online, through our outage map, mobile app and sign up for helpful outage alerts.

Large Customers	Indigenous Peoples

 • We worked with various customers’ Distributed Energy Resource representatives in addressing varying connection concerns related to behind the meter connections specifically with respect to Battery Energy Storage Systems. We arranged pilot projects that address both the complexity and cost of the project. We will monitor the pilot projects to determine future advancements in addressing these opportunities for this customer segment.

 •  The implementation of dedicated account managers for commercial and industrial customers has been well received by this segment.

 •  Over the last year we have focused on a survey specifically related to connection of new or upgraded load connections to our distribution system for this customer segment. The feedback has indicated that both the account executives and managers have made the process less complex and more transparent which has validated the initiatives to put a stronger focus on customer simplicity in connecting to us. This feedback has been invaluable in our high density areas such as Leamington.

 •  In 2021, we revised our corporate Indigenous Relations Policy to guide our efforts towards becoming a trusted partner to Indigenous communities through supporting meaningful economic reconciliation.

 •  Hydro One committed to increasing our Indigenous spend to 5% of all our sourceable procurement by 2026. In 2021, Hydro One spent approximately $58.3M with over 80 Indigenous businesses, which is approximately 3.4% of Hydro One’s sourceable spend – compared to total Indigenous procurement spend of approximately $42M (2.46% of sourceable spend) in 2020.

 •  As part of our community investment program, we are committed to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities. For example, Hydro One is proud to partner with the Canadian Council for Aboriginal Business to invest in the success of 28 Indigenous-owned businesses through the provision of grants. Those businesses play a critical role in the economy and have worked hard to persevere through the pandemic.

 • To enhance Indigenous employment at Hydro One, we are undertaking an Indigenous Employment Review that will help identify the key barriers and formulate possible solutions to help overcome those obstacles and increase Indigenous participation in our workforce.

 • As the pandemic continues, we continue to engage with communities through leveraging technology in support of our major capital projects and other Hydro One operations.

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CORPORATE GOVERNANCE

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. Copies of the board committee mandates and other important governance-related materials, including our corporate governance guidelines and policies, are available to the public in the corporate governance section of our website at https://www.hydroone.com/about/corporate-information/governance.

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls, and approves our Corporate Disclosure Policy. This oversight is carried out primarily by the audit committee, which oversees our financial reporting, and management’s processes related to the evaluation and certification of the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the Chief Financial Officer and head of internal audit and with the external auditors without management present. The audit committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s Code of Business Conduct and Whistleblower Policy, the audit committee is notified of any complaints about accounting or auditing matters.

Committee Reports

Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2021.

Audit Committee:

Committee Members:

Russel Robertson (chair)

Blair Cowper-Smith

Jessica McDonald

Stacey Mowbray

Melissa Sonberg

The committee met in camera without management at each of its regularly scheduled meetings.

The committee is satisfied it carried out its duties and responsibilities under its mandate.

Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 Audit Committees).

At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Of the audit committee members Mr. Robertson qualifies as an audit committee financial expert.

Duties and Responsibilities include overseeing:

•	the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;

•	the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;

•

the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;

•

the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and

•	the adequacy and quality of the company’s cyber security and information technology systems, policies and programs.

50 Hydro One Limited | 2022 Management Information Circular

Audit Committee:

Committee Members:

Russel Robertson (chair)

Blair Cowper-Smith

Jessica McDonald

Stacey Mowbray

Melissa Sonberg

The committee met in camera without management at each of its regularly scheduled meetings.

The committee is satisfied it carried out its duties and responsibilities under its mandate.

2021 Accomplishments and Highlights include:

•	Reviewed:
–	the external auditors’ quarterly report on interim financial statements;
–	the 2021 assessment and evaluation of the external auditors; internal audit quarterly reports;
–	IT and cyber security update reports; financing
–	and tax updates;
–	the company’s insurance program;
–	the Corporate Disclosure Policy and compliance report; the enterprise risk management updates;
–	reports on cybersecurity and supply chain risks;
–	the annual business expense report for the President and CEO and his direct reports; and
–	regulatory updates pertaining to financial matters.
•	Reviewed and approved:
–	the internal auditor’s annual 2022 audit plan;
–	the internal audit and financial control assurance report; and
–	audit and non-audit fees and services.
•	Reviewed and recommended:
–	the appointment of the external auditor;
–	the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis; and
–	the 2020 annual report.

Recognizing the importance of independent dialogue, the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed privately. The audit committee also met in camera privately with Mr. Lopez our CFO during each of its quarterly meetings. The CFO also met privately with the audit committee chair prior to each audit committee meeting.

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CORPORATE GOVERNANCE

Governance and Regulatory Committee:

Committee Members:

Susan Wolburgh Jenah (chair)

Cherie Brant

David Hay

William Sheffield

The committee met in camera without management at each of its regularly scheduled meetings.

The committee is satisfied it carried out its duties and responsibilities under its mandate.

Committee Membership: The GRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•	the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;

•

the company’s relationship with the Province under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;

•	the director orientation and continuing education programs and practices, the board performance and evaluation process and board chair and committee chair succession;

•	recommending to the board director compensation and director protection programs, including directors’ and officers’ insurance and indemnification;

•

regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the company and the company’s relationship with electricity and utility regulators, including the Ontario Energy Board;

•	the company’s relationships with its customers; and

•	the relationship between the board and the company’s independent Ombudsman.

2021 Accomplishments and Highlights include:

•	Reviewed:
–	the director nomination process and communications with the Province;
–	the director education program;
–	director share ownership against requirements; reports on
–	external director positions held by directors;
–	reports on stakeholder relations, stakeholder relations strategy and the Board Stakeholder Engagement Policy;
–	the evergreen list and annual director nomination and succession planning; the
–	enterprise risk management updates;
–	director and officer insurance programs;
–	quarterly corporate affairs reports including stakeholder engagement and customer relations initiatives;
–	quarterly reports from the company’s Ombudsman and the Ombudsman’s annual report; and
–	quarterly Regulatory Affairs and Strategic Policy reports.
•	Reviewed and approved:
–	the company’s Ombudsman’s 2020 performance assessment and 2020 short-term incentive payment;
–	the 2022 budget and 2021 scorecard for the company’s Ombudsman; and
–	the board evaluation process for 2021. Reviewed and recommended:
–	the company’s Ombudsman’s compensation, mandate and terms of reference;
–	the company’s Ombudsman 2021 long-term incentive grant;
–	the 2021 management information circular;
–	director compensation;
–	the amended IPSO mandate;
–	the committee membership and structure; and
–	the President and CEO position description.

52 Hydro One Limited | 2022 Management Information Circular

Indigenous Peoples, Safety & Operations Committee:

Committee Members:

David Hay (chair)

Cherie Brant

Stacey Mowbray

William Sheffield

Susan Wolburgh Jenah

The committee met in camera without management at each of its regularly scheduled meetings.

The committee is satisfied it carried out its duties and responsibilities under its mandate.

Committee Membership: The IPSO must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•	the environmental strategies, policies and programs of the company;
•	and ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest and most efficient utility;
•	the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities; and
•	significant or strategic operational activities of the company, including major capital projects, and strategic or long-term investments.

2021 Accomplishments and Highlights include:

•	Reviewed:
–	quarterly reports on Indigenous Relations, safety initiatives, environmental incidents, employee health and safety and public injuries and fatalities;
–	quarterly reports on operational matters, advanced metering infrastructure, emerging and follow-up issues and significant accomplishments;
–	the enterprise risk management updates;
–	quarterly report on internal audit matters;
–	personnel and physical security reports;
–	community investment;
–	IT Investment Portfolio update and Forestry and Local Distribution Company Integration Portfolio; and
–	operations portfolio updates.
•	Reviewed and recommended:
–	business cases and variances;
–	2022 asset investment plan;
–	revised committee mandate;
–	Indigenous Relations Policy, Community Investment Policy, Environmental Policy, Health and Safety Policy and Public Safety Policy;
–	Advanced Metering Infrastructure 2.0; and
–	the Indigenous Relations strategy.

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CORPORATE GOVERNANCE

Human Resources Committee:

Committee Members:

Melissa Sonberg (chair)

Blair Cowper-Smith

Jessica McDonald

Russel Robertson

The committee met in camera without management present at each of its regularly scheduled meetings.

The committee is satisfied it carried out its duties and responsibilities under its mandate.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•	the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;
•

the compensation and incentive policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations;

•	the compensation of the President and CEO and the Designated Employees;
•	retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the company;
•	reviewing matters relating to succession planning of the company’s President and CEO and the Designated Employees;
•

the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•	the company’s labour relations strategy.

2021 Accomplishments and Highlights include:

•	Reviewed:
–	the enterprise risk management updates;
–	incentive compensation information and benchmarking;
–	performance reports for both the defined benefit pension plan (DBPP) and the defined contribution pension plan (DCPP);
–	an evaluation of the committee’s compensation consultant; the company’s diversity, equity and inclusion strategy;
–	talent management and succession planning for the ELT;
–	executive share ownership holdings against requirements;
–	2022 individual performance scorecards for Designated Employees; and
–	a compensation risk assessment.
•	Reviewed and approved:
–	merit increases and salary structure adjustments for management employees;
–	2020 short-term incentive plan (STIP) aggregate individual performance multipliers for management and non-represented employees;
–	2020 STIP performance multiplier for the ELT;
–	2021 LTIP grants for management and Designated Employees;
–	2020 DBPP, DCPP and year-end financial statements and DBPP statement of investment policies and procedures;
–	the company’s people strategy;
–	bargaining mandates; and
–	DCPP and DBPP amendments.
•	Reviewed and recommended:
–	President and CEO's position description;
–	2020 STIP corporate scorecard results and performance multiplier;
–	2020 STIP for the President and CEO;
–	2021 and 2022 STIP corporate scorecard;
–	2021 and 2022 LTIP performance measures;
–	2021 LTIP grant for President and CEO;
–	2018 performance share unit performance multiplier; the
–	President and CEO succession plan; and
–	2022 individual scorecard and LTIP performance measures for the President and CEO.

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Executive	3	EXECUTIVE COMPENSATION
Compensation

Table of Contents

Section		See pages

I	Letter to Shareholders	56
II	Compensation Discussion and Analysis	60
A	Compensation Philosophy and Practices	60
i.	Compensation Guiding Principles	60
ii.	2021 Compensation Practices at a Glance	61
B	Executive Compensation Framework	61
C	Named Executive Officer Pay Benchmarking	62
D	Compensation Governance	64
i.	Risk Management Process	64
ii.	Compensation Practices	64
iii.	Environment, Social and Governance (ESG)	65
iv.	Say on Pay	66
E	Executive Compensation Decision-making Process	67
F	Compensation Components and Decisions	68
i.	Named Executive Officers (NEOs)	68
ii.	Components and Decisions of 2021 Compensation	71
G	Compensation Disclosure	86
i.	Share Performance	86
ii.	NEO Compensation Cost as % of Net Income	87
iii.	Fully Compliant with the Executive Compensation Framework – Supplemental Disclosure	88
iv.	Summary Compensation Table	89
v.	Aggregate Dilutive Impact of Equity-Based Compensation Arrangements	92
vi.	Termination and Change in Control Provisions	93
H	Appendices	95
i.	Securities Authorized for Issue Under Equity Compensation Plans	95
ii.	Former Equity-settled Long-term Incentive Plan	96
iii.	Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals	100

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EXECUTIVE COMPENSATION

I – Letter to Shareholders

Dear fellow Shareholders,

On behalf of Hydro One’s Human Resources Committee (Human Resources Committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.

Hydro One’s executive compensation program is designed to support our corporate vision and strategy with a commitment to explain our approach in a simple and transparent manner. Our compensation philosophy is based on the principle of pay-at-risk tied to explicit performance results that create value for all stakeholders.

The Compensation Discussion and Analysis (CD&A) that follows provides a comprehensive overview of our 2021 compensation practices and describes how the company’s compensation programs reward our named executive officers (collectively, the named executive officers or NEOs) and align their efforts with the organization’s long-term performance objectives.

The HRC oversees all aspects of human resources, including talent management, succession planning, executive compensation and labour relations, as part of our ongoing board efforts to meet the expectations of Hydro One stakeholders. The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are determined. These measures reflect the company’s pay-for- performance philosophy, as well as short- and long-term strategic priorities.

As always, our targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. Guided by these principles, the HRC oversees on behalf of the board the establishment of the company’s performance goals and assesses our executive compensation program, including payouts for the executive team, while continuously seeking to improve our practices and standards.

Executive Leadership Team Appointments

In 2021, there were no changes to Hydro One’s Executive Leadership Team (ELT). The HRC and the board are confident the ELT continues to be well equipped to work with Mr. Poweska in achieving the organization’s corporate strategy and helping to power the province’s economic recovery.

Hydro One remains committed to a rigorous ongoing succession planning process to identify, assess and develop leaders and ensure strong and diverse leadership for the organization into the future. With increased focus on ELT development, succession planning, and an awareness of the external market, the organization is well placed to execute our strategy of driving value creation for our stakeholders and in responding to challenges that may arise.

2021 HRC Priorities

Supporting Customers and Communities – Hydro One continued to put people first by supporting customers with financial assistance, flexibility and choice.

Environment, Social and Governance – Hydro One remains committed to expanding our ESG focus by pursuing key Indigenous, safety, social responsibility, climate change and diversity initiatives.

In 2021, we partnered with the Canadian Council for Aboriginal Business to provide business grants to 28 Indigenous-owned businesses.

We continued to strive for best-in-class safety performance in order to achieve our safety objectives.

We supported Hydro One’s Power to Give campaign, our signature employee-led corporate social responsibility program. We also hosted a Diversity, Equity & Inclusion (DEI) Symposium and conducted a diversity census to help us better understand our workforce.

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Strategy – In 2021, significant efforts were directed towards the collaborative creation, socialization, and approval of Hydro One’s new People Strategy. Our People Strategy outlines the services, programs, and experiences required to successfully enable performance, productivity, and engagement of our people across the company, and is underpinned by four pillars: (1) We are heard, valued and belong, (2) We are safe, well and ready to perform, (3) We are supported and equipped to win, and (4) We are ready for our future.

Talent Management – We pursued a number of initiatives to strengthen our engagement with Hydro One employees and respond to a tightening labour market for key skills. We conducted a corporate-wide employee survey, refreshed our DEI strategy, provided ongoing ELT development programs, and began preparing for the Future of Work and a hybrid work environment.

Compensation Decisions in 2021

The ongoing social and economic impacts of the second year of the COVID-19 pandemic have informed our 2021 compensation decisions. These outcomes recognize and reward employees for their tireless commitment and resilience balanced against the interests of all stakeholders, including the need for prudent fiscal management during this period of economic uncertainty and recovery.

Our executive compensation program remained consistent in 2021, but to further promote a pay-for- performance philosophy and align executive compensation outcomes with shareholder value creation, Hydro One increased the Relative Total Shareholder Return (relative TSR) measure for our 2021 cash-settled long-term incentive program (cash-settled LTIP) grants from 10% to 12.5%, and reduced the earnings per share (EPS) measure from 65% to 62.5%. The relative TSR measure supplements the existing EPS and productivity measures, and assesses our performance relative to the S&P/TSX Capped Utility Index to ensure that we deliver returns to the people of Ontario and all our shareholders that are consistent with or better than those provided by other Canadian utilities.

In 2021, no adjustments were made to either the STIP or 2021 cash-settled LTIP from the performance measures and targets established at the beginning of the year.

The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with appropriate approaches to compensation and governance.

2021 Performance

Despite the challenges of an ongoing pandemic, Hydro One delivered strong performance against our objectives in 2021 including advances on several key objectives. Throughout, Hydro One has remained committed to supporting our customers and employees, maintaining a safe and reliable supply of electricity and executing on our Ontario-focused strategy. Key highlights for 2021 include:

Focusing on Customer Satisfaction

Our Connected for Life initiative helped us achieve record-high customer satisfaction scores. Residential and small business customer satisfaction increased to 89% from 87%, and large customer satisfaction increased to 92% from 83%.

Building a Stronger Safety Culture

While we achieved a best-in-class recordable injury rate of 0.740 in 2021, and, since 2004, have succeeded in reducing that rate by approximately 90%, our success was overshadowed by the tragic death of our teammate. To build a stronger safety culture and eliminate serious injuries at Hydro One, we will continue implementing recommendations made by the employee-led Safety Improvement Team with the goal to eliminate life-altering injuries.

Standing Up for Communities

Our Feed Ontario partnership served up the equivalent of 450,000 meals to Ontarians facing hunger. We also proudly supported local organizations that are working to keep our communities safe and healthy.

Improving Customer Experience with Record Distribution Power Reliability

We improved the System Average Interruption Duration Index (SAIDI) of our distribution network by approximately 11% compared to our 2020 results, which also resulted in the best distribution reliability result in 15 years. We also improved the SAIDI for our transmission network by 9%1. Hydro One’s Customer Average Interruption Duration Index (CAIDI), a key measure of success in delivering reliable power, also improved by 3% in 2021 from 2020.

1 Transmission SAIDI for multi-circuit supplied delivery points.

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EXECUTIVE COMPENSATION

Building the Grid of the Future – Enabling Innovative, Sustainable Growth

We submitted Hydro One’s 2023-2027 Investment Plan to the Ontario Energy Board to energize life for communities. The plan, informed by customer feedback, will reduce the impacts of power outages for distribution customers by approximately 25%, enable economic growth and prepare Ontario for the impacts of climate change.

More Productivity Savings

In 2021, we achieved a 20% increase in year-over-year productivity savings with $343.9 million saved in 2021 as compared to $286.0 million in 2020. We are delivering on our multi-year commitment to keep costs as low as possible with a total of approximately $1.1 billion in productivity savings since 2015.

Best Employer, 7th Year

For the seventh consecutive year, Hydro One has been recognized by Forbes in its list of Canada’s Best Employers for 2022, reflecting our commitment to creating a diverse, inclusive and engaged workforce, both during these unprecedented times and into the future.

Progressive Indigenous Relations

As part of our commitment to being a trusted partner to Indigenous communities, in 2021, we focused on excelling at engagement, addressing barriers to employment that may exist for Indigenous employees, and working on education and training to support our employees on their understanding of Indigenous issues. We made the decision to measure our progress and set a public procurement target for Indigenous businesses at 5% of our purchases of materials and services by 2026. This year, we increased total procurement with Indigenous businesses to $58.3 million, our highest spend to date.

People, Planet and Community Commitments

As a sustainable company, we are taking action now to stand for people, the planet and communities and to build a sustainable future for our grandchildren and great-grandchildren. We developed goals in our key priority areas including a commitment to achieve net-zero greenhouse gas (GHG) emissions by 2050 with a target of a 30% GHG reduction by 2030. We also have targets for the electrification of our fleet, improving diversity in the workplace and sourcing more products and services from Indigenous businesses. We are committing at least 20% of corporate donations and sponsorships to Indigenous communities and initiatives that benefit Indigenous communities.

Critical Capital Investments

The electricity system is the backbone of our economy and will play a critical role in Ontario’s economic recovery. To attract new businesses, create jobs and help communities grow, we invested approximately $2.1 billion in capital in 2021 to expand the electricity grid and renew and modernize existing infrastructure.

Executive Compensation Program Overview

The company’s executive compensation program is designed to attract, retain and motivate executives, offering compensation opportunities in a pay-for-performance environment that considers all stakeholders. The program is designed to incentivize executives within legislated constraints to achieve our corporate strategy and enhance long-term shareholder value.

Hydro One’s executive compensation program complies with the Hydro One Accountability Act (Hydro One Accountability Act or HOAA) and the directive (the directive) issued by the Ontario Management Board of Cabinet (Management Board of Cabinet) on February 21, 2019 pursuant to the HOAA. Details of Hydro One’s executive compensation framework can be found on page 61.

Incentive Plan Results

Hydro One’s compensation philosophy is based on the principle of pay-at-risk being tied to performance results in order to create value for all stakeholders.

Based on the 2021 corporate scorecard focused on key operating metrics, the board approved an annual Short-term Incentive Plan (STIP) payout of 118.53% of target. A full description of the 2021 corporate scorecard performance measures and results are provided under Short-term Incentive Decisions for 2021 commencing on page 73.

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Based on 2019 to 2021 performance against established corporate measures, the board approved a 2019 Long-term Incentive Plan (LTIP) payout of 140.68% of target. Detailed results are provided under Long-term Incentive Decisions for 2021 commencing on page 81.

2022 Priorities

Hydro One’s people and culture continue to be critical to the successful execution of the company’s corporate strategy and 2022 will focus on the implementation of our new People Strategy. We will continue to empower our employees as we transform our culture to realize our greater purpose of energizing life in Ontario.

In 2022, the HRC will continue to monitor the execution of Hydro One’s corporate strategy and the evolution of an organizational culture which promotes development, accountability and a healthy work environment.

Advancing our efforts on equity, diversity and inclusion across all levels of employment remains a priority. In 2022, the HRC will continue to oversee the execution of the strategy to ensure Hydro One delivers on our commitment to enhance diversity and inclusion.

As outlined above in this circular and in Hydro One’s Sustainability Report, the company already directly links the outcome of ESG measures to compensation. In 2022, the HRC and the board will work with the ELT to develop plans to strengthen the integration of ESG into our compensation plans.

The HRC and board of directors remain committed to open and transparent communication about our executive compensation program. We trust the CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed ‘say on pay’ vote at the upcoming annual meeting. We welcome your comments and questions and invite you to submit them by email c/o the Corporate Secretary at CorporateSecretary@hydroone.com.

Sincerely,

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EXECUTIVE COMPENSATION

II – Compensation

Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides information regarding the company’s 2021 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One Limited and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a vice president role and above, which includes the named executive officers (see “Named Executive Officers” – page 68). The ELT includes those direct reports to the President and CEO who hold an Executive Vice President (EVP), Senior Vice President (SVP) or Chief title.

A. Compensation Philosophy and Practices

i. Compensation Guiding Principles

This circular is primarily focused on the compensation summary for the NEOs for the year that ended on December 31, 2021 and the executive compensation philosophy, practices and policies that were in place during the year.

2021 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture
Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high-performing employees with market-aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

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ii. 2021 Compensation Practices at a Glance

The table below highlights executive compensation practices we have implemented to drive performance and achieve shareholder value.

✔	What Hydro One Does	Χ	What Hydro One Does Not Do
✔	Pay-for-performance (see pages 57, 58, 59 and 81)	Χ	No hedging (see page 64)
✔	Caps on incentive payouts (see page 73)	Χ	No loans to executives
✔	Independent compensation advice (see page 62)	Χ	No reloading of options or evergreen option plan limits
✔	Benchmarking (see page 62)	Χ	No repricing of stock options
✔	Share ownership requirements (see page 65)	Χ	No single trigger change in control provisions (see page 93)
✔	Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion (see page 64)
✔	Clawbacks (see page 64)
✔	Reward achievement based on predetermined objectives (see pages 74 to 79)
✔	Performance-based vesting (see pages 81 to 83)
✔	Pay-at-risk (see pages 72 to 83)
✔	Align pay to shareholder returns (see pages 58 and 59)
✔	Fixed limits on the number of shares that can be issued under the equity plans (see pages 95 and 100)

B. Executive Compensation Framework

The company is subject to an executive compensation framework established pursuant to the Hydro One Accountability Act, 2018 and approved by the Management Board of Cabinet in March 2019. The directive sets out certain requirements for Hydro One’s executives.

Hydro One is committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits within the compensation framework.

This compensation framework remained in place for 2021 and was designed to adhere to the requirements set forth in the Hydro One Accountability Act, 2018 which were proclaimed in force by the Province of Ontario on August 15, 2018.

Key elements of the executive compensation framework include, among other things:

•

maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1% and $1,542,221 in 2021 reflecting an increase of 0.7% aligned with the legislative requirements described below);

•	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total maximum direct compensation;

•

the maximum total direct compensation may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index (CPI) and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees;

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•	pension and benefits entitlements shall not be in excess of those provided to non-executive managers; and

•	other bonuses (including signing bonuses), perquisites, or share options are not permitted.

Hydro One will continue to monitor best practices in executive compensation governance, and will adjust our compensation programs as needed to ensure they meet all relevant government regulations and shareholder expectations.

Please refer to the Executive Compensation Framework Compliance – Supplemental Disclosure starting on page 88 for details of NEO compensation relative to the executive compensation framework requirements.

C. Named Executive Officer Pay Benchmarking

Human Resources Committee

One of the HRC’s responsibilities is to assist the board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee” on page 54).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our HRC members starting on page 16 and details of their additional skills and experience described on page 35.

Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate.

All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2021 and 2020 are as follows:

	Professional Service Fees (CAD)
Compensation Advisor	Year	Executive Compensation- Related Fees	Other Fees(1)
Mercer (Canada) Limited(1)	2021	$88,208	$565,283
	2020	$54,114	$294,674

Note:

1. In 2020 and 2021, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (OEB) for purposes of our Joint (distribution and transmission) rate application filing beforethe OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the Mercer consultant providing advice to the HRC. No fees other than for executive compensation-related matters were charged by the independent advisor in either 2020 or 2021 for work requested by the HRC or Board.

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Compensation Peer Group

In 2019, the board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated 2019 compensation peer group that consists of 13 Canadian organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities. This peer group remained unchanged for 2021 and reflects:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of a publicly traded company with significant investment by the Province of Ontario; and

•	the particular considerations inherent with highly regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for Hydro One’s NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for Hydro One’s NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over the short- and long-term.

For details on the NEOs’ 2021 target total direct compensation, see Target Compensation Mix on page 83.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e., private- and public-sector organizations). The organizations selected were similar in size to Hydro One and Hydro One is currently positioned above the 50th percentile of the peer group for each scoping criterion.

Private Sector Peers	Public Sector Peers
AltaGas Ltd.	British Columbia Hydro and Power Authority
ATCO Ltd.	ENMAX Corporation
Emera Incorporated	Hydro-Québec
Fortis Inc.	Ontario Power Generation Inc.
Inter Pipeline Ltd.[1]	Toronto Hydro Corporation
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

Note:

1 Inter Pipeline Ltd. was acquired by Brookfield Infrastructure in the fourth quarter of 2021. The organization was included in the comparison peer group for 2021, however, due to the acquisition Inter Pipeline Ltd., will be removed from the peer group for 2022.

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Peer Group Analysis(1)

Notes:

1.	Inter Pipeline Ltd. was acquired by Brookfield Infrastructure in the fourth quarter of 2021. As a result, the organization was excluded from the figures presented above.

2.

Except as noted in footnote one above, the total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2021. Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.

3.	The market capitalization of Hydro One was approximately $19.1 billion and its total enterprise value was approximately $33.4 billion as at December 31, 2021.

4.

Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public Sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

D. Compensation Governance

i.	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives, all within legislative constraints. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the company’s strategic plans, risk profile and risk management principles.

ii.	Compensation Practices

Practice	Description
Anti-Hedging

Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted, as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the Human Resources Committee.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, Performance Share Units (PSUs), Restricted Share Units (RSUs), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments.

The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

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Practice	Description
Share Ownership Requirements(1)

To better align the interests of the company’s executives with the interests of Hydro One’s shareholders, the company has share ownership requirements based on the level of the position. Under these requirements, the company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of the company’s common shares, management deferred share units (management DSUs), and 25% of performance cash-settled LTIP grants(1). Individuals have until the later of seven years from: (a) the closing date of the initial public offering of Hydro One’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements.

Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 25% of the target value of outstanding cash-settled LTIP is counted during the vesting period. This practice reflects the company’s inability to grant equity-based awards (which would count toward the requirement), under the current executive compensation framework. The expectation is upon the vesting of cash-settled LTIP awards, executives will use a portion of the proceeds to purchase common shares. Once cash-settled awards have vested they are not counted toward the achievement of ongoing share ownership requirements.

The share ownership requirements as a multiple of annual base salary are set forth below:

	President and CEO	3x
	EVP or equivalent Direct Report to the President and CEO	2x
	All Other Executives – SVP or equivalent, and Vice President Level or equivalent	1x
Trading Restrictions	Executives are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.

Note:

1. Cash-settled LTIP grants with 100% performance-based payouts were designed to continue the alignment of company performance with shareholder interests, while ensuring that compensation for Hydro One’s executives also remain within the guidelines established by the executive compensation framework as described on page 61. For purposes of assessing the requirement, 25% of the target value of annual cash-settled LTIP is counted towards the executive share ownership requirement during the vesting period. Upon vesting and settlement in cash, the awards no longer count towards the requirement.

iii. Environment, Social and Governance (ESG)

At Hydro One, we are committed to operating safely in an environmentally and socially responsible manner and to partnering with our customers and communities to build a brighter future for all. We understand that our long-term performance depends on incorporating sustainability into all aspects of our business and remaining focused on what matters: standing up for people, the planet and communities across Ontario.

The board oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities and its annual sustainability report.

Hydro One directly links a variety of ESG measures to compensation outcomes through our Short-term Incentive Plan for members of our ELT and other management and non-represented employees. The 2021 team scorecard includes Safety, System Reliability and Customer measures, which supplement a variety of specific ESG indicators included on the ELT and leader’s individual scorecards.

Hydro One is committed to releasing an annual sustainability report and to continuously increasing the transparency and accountability of our ESG disclosures. We are guided in our reporting by the Global Reporting Initiative (GRI) core standards; the Sustainability Accounting Standards Board (SASB); and our report is prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Hydro One continues to strengthen our commitment to ESG, with a focus on the three priority areas where we believe we can make the greatest impact.

People	Planet	Community

In 2020, we made significant commitments to advance our performance in these priority areas. We plan to annually review our priority areas and publicly report our progress on achieving these goals in our future sustainability reports.

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People: Hydro One values DEI and stands for racial equality at all levels of our organization. We seek to create a workforce that reflects the diverse populations of the communities where we live and work. We are committed to setting broader diversity and inclusion hiring goals and identifying, eliminating and preventing systemic barriers in the workplace. To support our work with DEI, we have a cross-functional council that highlights and supports DEI programs throughout Hydro One. We have signed the BlackNorth Initiative Pledge and we are committed to achieving 3.5% Black executives and board directors and 5% Black student hires by 2025. Additionally, as a signatory to the Catalyst Accord, Hydro One is committed to achieving at least 30% female executives and board members. For more information on our DEI programs, please visit page 40.

Planet: Hydro One’s unique position within Ontario’s electricity landscape means we have a pivotal role to play in transmitting and distributing clean electricity across the province. We own and operate vital infrastructure necessary to help Ontario achieve its climate change goals and transition toward a low-carbon economy. One of our key corporate strategies is to plan, design and build a grid for the future that is reliable, resilient and flexible. We have climate transition action plans in place for adaptation and mitigation and disclose our independently assured Scope 1 and 2 GHG emissions annually in our sustainability report. Under the board’s oversight, we have also set ambitious climate reduction targets, committing to achieve net zero emissions by 2050, with an interim emissions reduction target of 30% by 2030. Key components of our emissions reduction strategy include: conversion of fleet vehicles to electric and hybrids; facility automation and energy efficiency, reducing the need for diesel generation at remote northern communities by connecting communities to the provincial electricity grid; reducing sulfur hexafluoride (SF6) emissions; and implementing carbon capture initiatives such as tree planting and pollinator meadows. We will also be exploring opportunities as new technologies and innovations become available. Hydro One is committed to reporting annually on our progress in achieving the company’s climate change targets in our annual sustainability report.

In 2021, for the first time, we began aligning our climate-disclosures to the recommendations of the TCFD. We recognize that implementing these TCFD recommendations within our company is a journey and we are committed to the continuous improvement of our TCFD reporting.

Community: Hydro One is committed to being a trusted partner to Indigenous communities, customers, partners, and all Ontarians. We will continue to stand with these communities, customers, and partners to promote a more inclusive economic recovery and a more equitable future for all. Hydro One will continue to strive for industry-leading and innovative engagement with Indigenous communities through open dialogue, respect for cultural traditions and knowledge, all underpinned by trust-based relationships. We have committed to increasing our Indigenous procurement spend to 5% of the company’s purchases of materials and services by 2026 and to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities. For more information on our Indigenous Relations programs, please visit page 53.

Further information including details on our management and governance approach can be found in Hydro One’s most recent sustainability report available at: https://www.hydroone.com/sustainability/.

iv. Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2022 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding upon the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors of the corporation remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

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E. Executive Compensation Decision-making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors, and the board for final approval. Outlined below is a general overview of the process the company has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations, and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.

In 2021, the HRC continued to monitor the compensation program to ensure it was achieving its intended results and to understand the impact of the global pandemic on operations and stakeholders. The HRC may refine the program over time to ensure that it continues to be aligned with the company’s strategy and long- term objectives, subject to the requirements of the HOAA and the directive issued thereunder.

The table below summarizes the company’s compensation decision-making process.

	Management	Human Resources Committee	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the board for approval	Provides input to the HRC on market practice	Approves performance measures and targets
Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results

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	Management	Human Resources Committee	Compensation Advisors	Board
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results
Award Compensation	President and CEO recommends compensation for the President and CEO’s direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC, the board and our compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.

F. Compensation Components and Decisions

i. Named Executive Officers (NEOs)

For purposes of compensation disclosure, this CD&A discloses information about the President and CEO, the Chief Financial Officer, and the three other most highly compensated executive officers who provided services to the company during 2021 (collectively referred to as named executive officers or NEOs). The NEOs for 2021 are as follows:

Name	Title
Mark Poweska	President and Chief Executive Officer
Chris Lopez	Chief Financial Officer
Jason Fitzsimmons	Chief Corporate Affairs and Customer Care Officer
Paul Harricks	Chief Legal Officer
David Lebeter	Chief Operating Officer

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The biographies for our current NEOs as of December 31, 2021 follow:

Mark Poweska, 52 President and Chief Executive Officer	Please see Mark Poweska’s biography under “Director Profiles” on page 21.
Chris Lopez, 48 Chief Financial Officer

Chris Lopez is the Chief Financial Officer (CFO) of Hydro One, a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 22 years of progressive experience in the utilities industry in Canada, the United States and Australia.

As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain, strategy and growth, Acronym Solutions Inc., and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

Jason Fitzsimmons, 51 Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of Hydro One Networks. In this role, held since August 2018, Mr. Fitzsimmons has oversight of the company’s customer service, external relations, communications and marketing, sustainability and Indigenous relations functions. Prior to his current role, he served as the company’s Vice President of Labour Relations.

With more than 27 years of experience in the electricity sector, Mr. Fitzsimmons is a highly regarded leader with a proven track record for executing large-scale transformations and building strong relationships with key stakeholders.

Before joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division.

He is a Certified Human Resource Executive known for his broad experience in labour management, as well as his passion for health and safety in the workplace. Mr. Fitzsimmons currently serves on the Board of Directors of the Electricity Distributors Association and on the Advisory Board of the Ivey Energy Policy and Management Centre. He is also a member of the Canadian Chamber of Commerce’s Net Zero Council. He is a former member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.

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Paul Harricks, 67 Chief Legal Officer

Paul Harricks is the Chief Legal Officer of Hydro One, leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities.

Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is a current member and a past Chair of the Energy Transition Committee of the Toronto Region Board of Trade. He is also a Director and Audit Committee and Compensation Committee member of Pioneering Technology Corp. and an active member of the International Bar Association.

He holds a Bachelor’s degree from the University of Toronto and an LLB from Osgoode Hall Law School.

David Lebeter, 62 Chief Operating Officer

David Lebeter is the Chief Operating Officer (COO) of Hydro One Networks Inc. (Hydro One Networks), a role he assumed in January 2020. Mr. Lebeter is responsible for transmission and distribution at the utility including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s Far North.

Mr. Lebeter has over 40 years’ experience in the utility and forestry sectors, and has been a vocal leader and a strong advocate for a safe and engaged workforce. Under his stewardship, teams have improved their safety performance, customer satisfaction and driven waste and costs out of the business.

Before joining the organization, he held executive positions at BC Hydro from 2010 to 2019, including Senior Vice President of Safety and Vice President of Transmission & Distribution Field Operations. Mr. Lebeter spent 23 years in the forestry industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with Electricity Canada. He currently serves on the Board of the Electricity Canada. He holds his ICD.D from the Institute of Corporate Directors.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Masters of Business Administration from Simon Fraser University.

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ii. Components and Decisions of 2021 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (management DSUs)	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan (Management ESOP)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

a. Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the requirements outlined under the executive compensation framework.

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EXECUTIVE COMPENSATION

Base Salary Decisions for 2021

The following table documents the base salary increases for the five NEOs in 2021.

Following our typical practice, the 2021 base salary changes were approved by the board in February 2021, and are effective April 1, 2021 for all NEOs. The 0.7% increase to base salary is aligned with the requirements outlined under the executive compensation framework.

Named Executive Officer	2020 Base Salary(1)	2021 Base Salary(1)	% Change
Mark Poweska	$510,500	$514,074	0.7%
Chris Lopez	$408,400	$411,259	0.7%
Jason Fitzsimmons	$377,770	$380,415	0.7%
Paul Harricks	$382,875	$385,555	0.7%
David Lebeter	$400,000	$402,800	0.7%

Note:

1. These columns reflect the NEOs’ base salary as of December 31 of the relevant year, and do not take into account any proration for base salary changes during fiscal years 2020 and 2021, respectively.

b. 2021 Short-term Incentive Plan (STIP)

Hydro One’s STIP was designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;

•	focus participants on the drivers of value creation; and,

•	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.

ESG and Other Non-Financial Measures

 •  Health and Safety – to reinforce the importance of keeping our employees safe

 •  Customer – Overall Favourable Impression – to align employees with customer perceptions of Hydro One

 •  Work Program – to align employees with regulatory and customer goals

Financial Measures

•  Net Income – to increase shareholder value by increasing earnings

•  Productivity Savings – to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital-related costs

See pages 74 to 76 for more information about the performance measures and results related to the company’s corporate scorecard.

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Elements of the Short-term Incentive Plan	Impact on Award
Individual Performance

Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s key accomplishments starting on page 77.

Range of Awards	Awards may range from 0 to 100% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP level role (and below), based on corporate and individual performance.
Human Resources Committee/ Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.
Payout	The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement, after the executive ceases to be employed.
Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value.

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the executive compensation framework, STIP payouts for the President and CEO and EVPs are capped at 100% of the target award.

Short-term Incentive Decisions for 2021

1. Corporate Performance Scorecard

Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2021. The scorecard performance measures were based on Hydro One’s objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. Hydro One’s scorecard is a balanced scorecard measuring ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

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In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval.

Hydro One is focused on corporate social responsibility and outlines its practices in its annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.

Payouts under the STIP for 2021 were based on Hydro One’s corporate performance and each executive’s individual performance relative to their personal scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The table on the next page sets out Hydro One’s corporate performance measures and results for 2021. Based on the company’s results, the HRC recommended, and the board approved, an overall STIP performance multiplier equal to 118.53% of the target for 2021 for the corporate component.

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Strategic Priority	Performance Levels and Actual Achievement (represents Hydro One 2021 Achievement)	Weighting	Percentage Achievement	Contribution to Team Scorecard
Plan, Design, and Build a Grid for the Future	**Reliability (10%)**			
	Transmission (Tx) Reliability: Minutes per Delivery Point (SAIDI) Threshold: 8.0 · Target: 7.7 · Exceeds: 5.3 · Actual: 4.2	5.00%	150.00%	7.50%
	Distribution (Dx) Reliability: Hours per Customer (SAIDI) Threshold: 6.8 · Target: 6.1 · Exceeds: 5.0 · Actual: 6.5	5.00%	71.43%	3.57%
	Work Program (10%)			
	Transmission (Tx) In Service Additions: Variance (%) to approved budget of $1,006M Threshold: +/-5% · Target: +/-2% · Exceeds: +/-1% · Actual: 0.9%	5.00%	150.00%	7.50%
	Distribution (Dx) In Service Additions: Variance (%) to approved budget of $700M Threshold: +/-3% · Target: +/-2% · Exceeds: +/-1% · Actual: 1.6%	5.00%	121.43%	6.07%
Innovate & Grow the Business	**Net Income (30%)**[1]			
	Adjusted Net Income to Common Shareholders: $M Threshold: 839 · Target: 895 · Exceeds: 951 · Actual: 965	30.00%	150.00%	45.00%

1. Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis of Hydro One Limited which section is incorporated by reference herein and as filed under Hydro One Limited’s profile on SEDAR at www.sedar.com.

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EXECUTIVE COMPENSATION

Overall Hydro One drove strong performance against our objectives in 2021 including key advances on several measures:

•

Health and Safety: While we achieved a best-in-class recordable injury rate of 0.740 in 2021, and, since 2004, have succeeded in reducing that rate by approximately 90%, our success was overshadowed by the tragic death of our teammate. In 2021, we achieved a Serious Injury and Fatality Rate of 0.170 per 200,000 hours worked, which is above (worse than) our annual target. To build a stronger safety culture and eliminate serious injuries at Hydro One, we will continue implementing recommendations made by the employee-led Safety Improvement Team with the goal to eliminate life-altering injuries.

•

Work Program: In 2021, we improved the SAIDI of our distribution network by approximately 11% compared to our 2020 results, which also resulted in the best distribution reliability result in 15 years. We also improved the SAIDI for our transmission network by 9%(1). In-Service Additions for both distribution and transmission exceeded target in 2021, due to strong planning, coordination and execution across key projects.

•	Adjusted Net Income(2): 2021 adjusted net income to common shareholders was approximately 8% better than budget, due in part to higher peak demand and electricity consumption.

•

Productivity Savings: In 2021, we achieved a 20% increase in year-over-year productivity savings with $343.9 million saved in 2021 as compared to $286.0 million in 2020. We are delivering on our multi-year commitment to keep costs as low as possible with a total of approximately $1.1 billion in productivity savings since 2015.

•

Overall Favourable Impressions: In 2021, the customer measure was transitioned from customer satisfaction to overall favourable impression to focus on customer perception of our brand. Our overall favourable impression score of 84% represented a record high since we started tracking in 2010. These results also reflect significant year-over-year improvement, and were just below our target of 85%.

Notes:

1.	Transmission SAIDI for multi-circuit supplied delivery points.
2.

Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis of Hydro One Limited which section is incorporated by reference herein and as filed under Hydro One Limited’s profile on SEDAR at www.sedar.com.

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The following details key accomplishments for each NEO during 2021:

Named Executive Officer	Key Accomplishments
Mark Poweska President and Chief Executive Officer

In 2021, Mr. Poweska successfully led his team to advance Hydro One’s corporate strategy, driving progress on all five pillars, largely exceeding targets and progressing well toward the company’s target outcomes. Key accomplishments include the submission of Hydro One’s 2023-2027 Investment Plan to the Ontario Energy Board (OEB), which will enable the company to replace aging equipment, prepare for the impacts of climate change and improve reliability for its distribution customers to energize life for communities; the setting of targets to mitigate the effects of climate change and the company’s impact on the environment; the launch of Hydro One’s Connected for Life Campaign for customers; development of Hydro One’s new Indigenous relations strategy; and the successful integration of Peterborough Distribution Inc. and Orillia Power Distribution Corporation into the business.

Mr. Poweska continued to transform Hydro One’s safety culture, driving improvements across the organization and substantially completing Safety Improvement Plan action items. Key accomplishments include the introduction of a new organizational structure under the company’s Chief Safety Officer, as well as the introduction of the Edison Electrical Institute (EEI) incident rating system – a model top-tier North American utilities use to benchmark performance. Additionally, the Safety team refreshed Hydro One’s apprentice recruitment program, designing a new trades mentorship program, and delivering Human Success Awareness Training to 90% of employees.

Tragically, the company experienced a fatality within the organization. Despite this loss, Hydro One’s serious injury frequency was lower than 2020, its recordable injury rate was the lowest on record and it had the highest number of safety catches/near misses ever recorded – all signs of progress toward the company’s target of zero serious injuries.

Mr. Poweska’s focus on leadership succession and development was instrumental in advancing high performance and employee engagement during the year. Successful initiatives included the HRC’s approval of a leading talent management program, the introduction of a new ELT development program, and succession plans in place for each ELT member. The company’s new people strategy embeds Diversity, Equity & Inclusion into its culture and operations and supports its new HR functional strategy and future of work strategy.

Under Mr. Poweska’s leadership, Hydro One now ranks top of the first quartile of North American electric utilities for overall positive shareholder and debtholder perceptions of the company. In addition, investors expressed confidence in management’s ability to deliver tangible shareholder value, while realizing strong in-year share performance and debtholder participation. In addition to achieving an all-time high stock price and maintaining strong credit ratings, the company incurred approximately $8 million in lower interest costs compared to its 2021 budget.

Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One’s 5-year Corporate Strategy and Development Roadmap was approved and is supported by a new Strategy Implementation Office. With enhanced alignment between Hydro One’s leadership team and board of directors, execution of the company’s strategic priorities remains on track.

Mr. Lopez has overseen the successful execution of Hydro One’s multi-year growth plan, which is in line with stakeholder expectations for both the regulated and unregulated businesses. While the primary focus remains on our regulated business, through organic rate base investments and LDC acquisitions, we continue to pursue opportunities in our telecom business, Acronym, battery storage initiatives, a strategic partnership with EDF Renewables for the behind-the-meter market, and further expansion of Ivy’s commercial agreement with OnRoute.

In 2021, Mr. Lopez oversaw Hydro One’s continued realization of productivity savings, $343.9 million or 20% higher than 2020, building on successes from earlier years. This year-over-year performance was driven by procurement capital savings, secondary land use revenues, and reductions in fleet capital spend.

Under Mr. Lopez’s guidance, favourable shareholder perception increased by 2% and equity investor participation rose by 17%, with feedback indicating the strength of the company’s management team and strategy being key factors, along with confidence in management’s ability to deliver tangible shareholder value. Additionally, the company’s stock price increased by approximately 15% for the year, ending the year at a high of $33.00. Meanwhile, favourable debtholder perception also increased by 2% while debtholder participation rose 37% over the year. Timely and consistent outreach initiatives have resulted in significant oversubscription of new debt issues, strong credit ratings maintained by ratings agencies, stable outlooks and lower interest costs.

Lastly, Mr. Lopez has put succession and development plans in place for key roles including the Chief Financial Officer and direct report positions.

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EXECUTIVE COMPENSATION

Named Executive Officer	Key Accomplishments
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer

In 2021, Mr. Fitzsimmons and his team successfully delivered a number of industry-leading initiatives, including the development of a multi-year customer strategy and an industry-leading approach to relationship building and partnerships with Indigenous communities.

Under Mr. Fitzsimmons' direction, Hydro One developed a new customer strategy that demonstrates our commitment to meet our customers’ needs and expectations—now and into the future—assisting customers with choice and meeting their energy needs. This led to Hydro One achieving a record-high customer satisfaction score for residential and small business customers and exceeding the targets for our commercial customer segments. Hydro One also supported its customers in the commercial and industrial, large distribution accounts and large transmission customer segments by undertaking several customer support initiatives.

Mr. Fitzsimmons' team continued to build strong partnerships with Indigenous communities. Under his guidance, Hydro One’s Indigenous Relations Strategy focuses the organization on excelling at engagement with Indigenous communities with early successes in 2021. Hydro One continued to enhance its engagement with Indigenous communities by resolving outstanding disputes, and establishing an ambitious and industry-leading public target of 5% procurement from Indigenous businesses by 2026. Additionally, Hydro One’s Indigenous Relations Principles and Policy was approved by the board of directors, which includes the company’s position on the United Nations Declaration on the Rights of Indigenous Peoples.

Mr. Fitzsimmons led the advancement of Hydro One’s sustainability program, ensuring the company’s 2020 Sustainability Report aligned with the Global Reporting Initiative Standards, the Sustainability Accounting Standards Board and broadly with the recommendations of the Task Force on Climate-related Financial Disclosures. Additionally under his leadership, the company publicly announced sustainability goals under our priority areas of People, Planet and Community.

Mr. Fitzsimmons oversaw the development of a new brand strategy which included the rebrand of Hydro One’s Telecom business to Acronym, to accelerate the subsidiary’s growth in the Information and Communications technology sector. Significant momentum was achieved in demonstrating Hydro One’s customer and community focus through a high impact mass media campaign; stakeholder, community and employee engagements under the Connected for Life banner and the Energizing Life Community Fund; and, through the company’s proactive and transparent Investment Plan communications.

Paul Harricks Chief Legal Officer

Under Mr. Harricks’ leadership, Hydro One successfully concluded several important agreements and regulatory filings in 2021, while advancing key enterprise projects.

Mr. Harricks has principal responsibility for the company’s joint rate application (JRAP) to the OEB. In 2021, he led the development of the company’s filing strategy, the completion of evidence, and the successful filing of the JRAP, which was deemed complete by the OEB. Mr. Harricks oversaw the interrogatory process including cogent and strategic responses to almost 3,000 questions from OEB Staff and intervenors, and led a comprehensive witness training program in advance of the Technical Conference.

Mr. Harricks successfully led Hydro One’s Deferred Tax Asset (DTA) rehearing before the OEB to implement the Divisional Court’s findings on the appropriate tax savings allocations, with the company receiving recovery over a two-year period effective July 2021, interest on past DTA amounts, and properly adjusted rates on a go-forward basis.

Under Mr. Harricks’ direction, Hydro One strengthened its relationship with the Independent Electricity System Operator (IESO), providing input into the IESO’s annual planning outlook, and facilitating meetings between the IESO, Hydro One and Enbridge. Mr. Harricks also strengthened Hydro One’s relationship with the OEB by supporting its Adjudicative Modernization Committee. Mr. Harricks is also an executive sponsor of the company’s Strategic Policy Committee and chairs its Reliability Standards Compliance Committee.

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Named Executive Officer	Key Accomplishments
David Lebeter Chief Operating Officer

Under Mr. Lebeter’s leadership, Hydro One successfully executed its corporate strategy and protected its employees throughout the pandemic, while maintaining the safe and reliable supply of electricity to Hydro One customers.

In 2021, Mr. Lebeter and the Operations Management team successfully advanced Hydro One’s operations strategy in support of the company’s corporate strategy. The operations strategy is a five-year roadmap, with goals, deliverables and key performance indicators outlined for each corporate initiative. This critical work has led Hydro One to achieve a SAIDI result of 6.5 hours. This is an 11% year-over-year improvement and the best result the company has recorded in the last 15 years.

Mr. Lebeter and his team played an instrumental role in the company’s successful JRAP application, ensuring milestones were met and a resource plan was implemented to properly prepare key witnesses and testimony.

At the operations level, Mr. Lebeter led the successful integration of Peterborough Distribution Inc. and Orillia Power Distribution Corporation into the business, with both projects completed on time and under budget. Mr. Lebeter also guided the Emergency Operations Centre team’s update of the company’s emergency operations structure and the enhancement of its emergency response program.

The Chief Safety Officer and Mr. Lebeter led the advancement of Hydro One’s safety culture, with the company achieving its best recordable frequency injury rate at 0.740 as it continues the Journey to Zero.

2. STIP Decision Summary

The following summarizes the STIP payout for each NEO based on the corporate and individual performance as approved by the HRC and the board.

Named Executive Officer/ Principal Position	STIP Target (%)(1)	STIP Target ($)(2)	Corporate Achievement (%)(3)	Individual Achievement (%)(3)	STIP Payout(3)	STIP Payout as a % of Target(3)
Mark Poweska President and CEO	100%	$513,193	118.53%	100.00%	$513,193	100.00%
Chris Lopez Chief Financial Officer	80%	$328,443	118.53%	100.00%	$328,443	100.00%
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer	40%	$151,905	118.53%	119.00%	$180,196	118.62%
Paul Harricks Chief Legal Officer	50%	$192,447	118.53%	100.00%	$192,447	100.00%
David Lebeter Chief Operating Officer	80%	$321,688	118.53%	100.00%	$321,688	100.00%

Notes:

1.	Incentive target as of December 31, 2021.
2.	Aggregate target incentive award for 2021 (reflecting time with the organization where applicable).
3.

Under the requirements of the executive compensation framework, Messrs. Poweska, Lopez, Harricks, and Lebeter receive STIP payout capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

c. Cash-settled Long-term Incentive Plan

Hydro One’s long-term incentive plan (LTIP) was designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

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EXECUTIVE COMPENSATION

To align with the executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to Hydro One’s share price, nor are they eligible for dividend equivalents. Therefore, no share based awards or options were issued in 2021.

The Hydro One cash-settled LTIP provides strong alignment with shareholder interests as they are 100% performance based with the following performance measures:

•	EPS, which reward executives for delivering increased earnings to shareholders and includes the requirement that the dividend does not decrease in any rolling 12 months during the performance period;

•	productivity savings, which reward executives for achieving improvements in productivity and efficiency, which ultimately drive value for both shareholders and customers;

•	and relative TSR, which rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations.

LTIP is available to executives and certain non-union employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Program	Impact on Award
Types of Awards

Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to Hydro One’s share price nor do they accumulate dividend equivalents.

Vesting

Awards granted in 2021 vest after the three-year performance period (February 28, 2024), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2021 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2021 to December 31, 2023 (the performance period):

1. three-year average adjusted EPS (subject to a dividend rate modifier) – 62.5% weighting;

2. three-year productivity savings – 25% weighting; and

3. three-year relative TSR, (S&P/TSX Capped Utilities Index) – 12.5% weighting.

The EPS and relative TSR performance measures demonstrate a commitment to achieving long-term growth for shareholders, which is consistent with or better than the growth delivered by other Canadian utilities, while the productivity measure is aligned with the company’s strategic focus on operating efficiencies.

Three-year average EPS: The adjusted net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12-month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and shareholders.

Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

Range of Awards	The LTIP payout is a function of the overall Performance Multiplier which is based on the three-year average EPS performance (62.5% weighting) with a dividend rate modifier, the productivity performance (25% weighting), and the relative TSR performance (12.5% weighting). Under the executive compensation framework, the total award is subject to an overall maximum payout of 100% for the President and CEO and EVPs, and 150% for all other participating employees.

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Elements of the Long-term Incentive Program	Impact on Award
Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value.

Long-term Incentive Decisions for 2021

In 2019, the board of directors approved the grant of cash-settled LTIP awards to executives. The 2019 awards were aligned with the requirements of the executive compensation framework outlined on page 61, and 100% performance based. The 2019 awards included productivity savings and EPS performance measures with a dividend rate modifier. These targets were established at the time of grant and were based on the approved business plan in place at the time. To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modelling of a broad range of scenarios to support the rationale behind the proposed measures and demonstrate the rigour and stretch embedded in the performance levels.

Over the 2019 to 2021 performance period, Hydro One’s three-year average adjusted EPS was $1.55 and productivity savings were strong resulting in a performance multiplier of 140.68% for the 2019 grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2019 award was 100.00%. These results reflect the organization’s strong financial performance from 2019 to 2021.

Commencing with the 2020 grant, Hydro One began including a relative TSR measure in our LTIP, however, as the 2019 grant predates this change, no relative TSR measure was included in the 2019 grant.

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Notes:

1.

The LTIP productivity results over the 2019 to 2021 performance period are aligned with the methodology used to set targets at the time of grant. As a result, due to the differing inflation assumptions in place at the time of grant, productivity presented for LTIP will differ from that presented in other sections.

2.	Consistent with the requirements of the executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

2021 Long-term Incentive Grants Awarded

As previously described, in order to comply with the executive compensation framework, Hydro One changed its LTIP from a share-based plan to a cash-settled LTIP in 2019. The performance measures for the 2021 cash-settled LTIP grant consist of a three-year average EPS measure with a dividend rate modifier (62.5% weighting), a three-year productivity measure (25% weighting), and a three-year relative TSR measure (12.5% weighting).

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2022 to 2027 business plan.

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Hydro One’s relative TSR performance is compared to the S&P/TSX Capped Utilities index. The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One.

LTIP Grants awarded to the NEOs in 2021 are outlined below.

Named Executive Officer	Share-based Awards Value(1)	Option-based Awards Value(1)	Cash-settled Awards Value(2)	Total Grant Value
Mark Poweska	$0	$0	$510,500	$510,500
Chris Lopez	$0	$0	$408,400	$408,400
Jason Fitzsimmons	$0	$0	$321,105	$321,105
Paul Harricks	$0	$0	$382,875	$382,875
David Lebeter	$0	$0	$400,000	$400,000

Notes:

1.	No share-based or option-based awards were granted in 2021.
2.	The value of the 2021 cash-settled LTIP does not appear on the summary compensation table in 2021 as the grant will not vest until 2024.

d. Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation, ranging from 55.56% to 66.67% of NEO total compensation. The following summarizes the target compensation mix by NEO.

Notes:

1.	Base salary reflects the annualized base salary as of December 31, 2021.
2.	The short-term and long-term incentive targets are based on base salary as of December 31, 2021.

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e. Pension Benefits

1. Defined Contribution Pension Plan (DCPP)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility

Eligible non-union employees hired on or after January 1, 2016, as well as non-union employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Defined Benefit Pension Plan as of September 30, 2015. All NEOs participate in the DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).
Supplemental plan	Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

f. Management Employee Share Ownership Plan

Hydro One strongly supports share ownership by its employees and, accordingly, offers an employee share ownership plan for non-union employees (Management ESOP). The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction, on a voluntary basis. It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with shareholder interests; and

•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below:

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive).
Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting	All shares purchased with employee and employer contributions vest immediately.

g. Other Benefits

NEOs (other than those with legacy provisions) are not eligible for any other perquisites that are not offered to non-union employees to align with the executive compensation framework and the directive.

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h. Share Ownership Requirements

The following table shows the status of each NEO’s compliance with the share ownership requirements as at December 31, 2021. All NEOs are on track to meeting or have met the requirements.

The share ownership requirement continues to support the alignment with shareholder experience through:

•	the acquisition of shares through the Management ESOP (all NEOs are currently participants);

•	voluntary participation in the Management DSU plan; and

•	the performance measures selected for the cash-settled LTIP (EPS, productivity and relative TSR).

	Share Ownership Requirement		Value of Holdings ($)					Compliance Status Share Ownership Requirement
NEO	Multiple of Salary	Value ($)	Common Shares(1)(2)	RSUs(2)	DSUs(2)	Cash- Settled LTIP(3)	Total Value of Holdings	Ownership Level as Multiple of Salary(4)	Compliance Deadline(5)
Mark Poweska	3.0x	1,542,222	115,281	0	196,903	377,625	689,809	1.3x	May 6, 2026
Chris Lopez	2.0x	822,518	975,487	0	1,393,845	302,100	2,671,432	6.5x	Met
Jason Fitzsimmons	1.0x	380,415	572,457	0	0	237,526	809,983	2.1x	Met
Paul Harricks	2.0x	771,110	16,816	0	42,441	283,219	342,476	0.9x	September 9, 2026
David Lebeter	2.0x	805,600	40,833	0	72,653	200,000	313,486	0.8x	January 2, 2027

Notes:

1.	Common Shares includes shares acquired through the Management ESOP, personal holdings and vested shares.
2.

Under the Share Ownership Policy, the value of the executive’s holdings is based on the higher of: (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 31, 2021. DSUs do not include management DSUs granted in 2022 in respect of 2021 STIP.

3.

For purposes of the share ownership requirements, 25% of the value of outstanding cash-settled LTIP awards are included in the NEOs’ total holdings. Upon vesting and settlement in cash, the awards are no longer counted toward the requirement.

4.	Determined by Total Value of Holdings divided by NEO base salary as of December 31, 2021.
5.

Compliance deadline date is the seventh anniversary of the latest of: (1) the closing of the initial public offering of Hydro One’s common shares, (2) the date the executive first became subject to these requirements, and (3) the date the executive was promoted. The compliance deadline in the above table is reflected for NEOs that had not met their ownership requirements as of December 31, 2021.

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EXECUTIVE COMPENSATION

G. Compensation Disclosure

i. Share Performance

The following graph compares the five year total cumulative return of a shareholder who invested $100 in Hydro One’s common shares, with that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index.

Comparison of 50 Month Cumulative Total Return(1)

Assumes Initial Investment of $100

December 2021

Note:

1. This chart includes dividends paid during the period, inclusive of re-invested dividends.

Hydro One continued its solid share performance in 2021 with a TSR of 18.9% as compared to a return of 11.6% for the S&P/TSX Capped Utilities Index. This performance was reflective of several factors that demonstrated the resilience of the company and its employees in the face of the continuing global COVID-19 pandemic.

The company remains guided by two main priorities: to protect Hydro One’s employees and to maintain the safe and reliable supply of electricity to Hydro One’s customers. Steered by these principles, the company successfully completed its 2021 annual work plans and deployed capital investments of $2.1 billion. 2021 was also a significant year for a number of key initiatives. First, Hydro One submitted its Joint Rate Application with the Ontario Energy Board, which includes its 2023-2027 Investment Plan for the company’s transmission and distribution system. This filing was informed by robust customer feedback and lays out plans that aim to reduce the impact of power outages, enable economic growth, and prepare for the impacts of climate change. Second, Hydro One released its annual sustainability report which contains its sustainability priorities and commitments to achieve its vision for a better and brighter future for all. In the report, Hydro One laid out ambitious goals and targets with respect to people, planet, and community commitments. Finally, the company renewed the collective agreement with the Society of United Professionals.

Due to the pandemic, the board of directors and the management team, continued to engage shareholders in a virtual environment for its annual general shareholder meeting, earnings calls, and meetings with current and prospective shareholders.

This outreach included the tremendous customer and community support Hydro One offered during the pandemic, and its continued focus on reducing costs, increasing productivity, and demonstrating its balance sheet strength, all of which showcased Hydro One’s stable, distinct and unique value proposition.

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The aggregate cost of NEO compensation changed from approximately $3,854 thousand in 2020 to approximately $5,595 thousand in 2021. This year-over-year increase was driven primarily by the disclosure of vested cash-based LTIP awards in 2021. The value of vested cash-based LTIP awards included in the Summary Compensation Table for 2021 totalled $1,717,439 related to the vesting of 2019 LTIP awards.

For 2019 and 2020 no LTIP value was included in the Summary Compensation Table, due to the impact of disclosure requirements on the transition from an equity-based plan to the current cash-based plan in 2019.

ii. NEO Compensation Cost as % of Net Income

The following table shows the total compensation for the NEOs of the company for 2021, 2020 and 2019 as a proportion of net income of the company.

	2021(1)	2020(2)	2019(3)
Adjusted net income(4) ($000s)	$965,000	$903,000	$918,000
Aggregate NEO compensation as reported in the summary compensation table ($000s)	$5,595	$3,854	$4,723
Cost of NEO compensation as a % of net income	0.58%	0.43%	0.51%

Notes:

1.

The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2021. It does not include the value of cash-settled LTIP granted in 2021, as the grant will not vest until 2024. The 2021 aggregate NEO compensation cost does include the vested value of the LTIP granted in 2019, as the performance period for this award ended on December 31, 2021.

2.	The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2020. It does not include the value of cash-settled LTIP granted in 2020, as the grant will not vest until 2023.
3.	The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2019. It does not include the value of cash-settled LTIP granted in 2019, as the grant will not vest until 2022.
4.

Values reflect adjusted net income to common shareholders. Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis of Hydro One Limited which section is incorporated by reference herein and as filed under Hydro One Limited’s profile on SEDAR at www.sedar.com.

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EXECUTIVE COMPENSATION

iii. Fully Compliant with the Executive Compensation Framework (Supplemental Disclosure)

The company’s executive compensation program continues to be fully compliant with the Hydro One Accountability Act (HOAA) and the directive regarding executive and board compensation issued by the Ontario Management Board of Cabinet on February 21, 2019. The executive compensation framework requirements can be found on page 61. As part of our commitment to transparency with our customers, employees and shareholders, the following table reflects base salary and short- and long-term incentives awarded for the previous three years. To incentivize long-term performance and value, granted LTIP awards pay out after three years.

Named Executive Officer	Year	Base Salary ($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)(5)
Mark Poweska	2021	513,193	513,193	510,500	1,536,886
President &	2020	507,889	507,889	500,000	1,515,778
Chief Executive Officer	2019	328,767	328,767	500,000	1,157,534
Chris Lopez	2021	410,554	328,443	408,400	1,147,397
Chief Financial Officer	2020	406,311	325,049	400,000	1,131,360
	2019	400,000	320,000	400,000	1,120,000
Jason Fitzsimmons	2021	379,763	180,196	321,105	881,064
Chief Corporate Affairs and	2020	375,838	179,596	314,500	869,934
Customer Care Officer	2019	370,000	171,964	314,500	856,464
Paul Harricks	2021	384,894	192,447	382,875	960,216
Chief Legal Officer	2020	380,917	190,459	375,000	946,376
	2019	117,123	58,562	375,000	550,685
David Lebeter	2021	402,110	321,688	400,000	1,123,798
Chief Operating Officer	2020	398,907	319,126	400,000	1,118,033
	2019	N/A	N/A	N/A	N/A

Notes:

1.	Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table.
2.	Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table.
3.

Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied.

4.	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
5.

Maximum Total Direct Compensation as outlined by the executive compensation framework of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1% and $1,542,221 in 2021 reflecting an increase of 0.7%);

a.

maximum total direct compensation for other executives no greater than $1,125,000 in 2019 ($1,148,625 in 2020 reflecting an increase of 2.1% and $1,156,665 in 2021 reflecting an increase of 0.7%), or 75% of the President and CEO’s total maximum direct compensation;

b.

the maximum total direct compensation may be adjusted annually by the lesser of the rate of Ontario CPI and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees.

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iv. Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2019, 2020 and 2021, as applicable. Compensation in 2021 is non-comparable with 2019 and 2020 due to the company’s move from share-based LTIP grants to cash-based LTIP grants to ensure compliance with the executive compensation framework (see page 61). Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they are paid to NEOs, 2021 amounts show the LTIP award from 2019, while 2019 and 2020 amounts do not show LTIP amounts. Comparable compensation for 2019, 2020 and 2021 can be seen in the previous table.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compen- sation ($)(6)	Total Compen- sation ($)
Mark Poweska	2021	513,193	N/A	N/A	513,193	500,000	46,093	16,223	1,588,702
President &	2020	507,889	N/A	N/A	507,889	N/A	45,438	15,458	1,076,674
Chief Executive Officer	2019	328,767	N/A	N/A	328,767	N/A	18,230	1,500	677,264
Chris Lopez	2021	410,554	N/A	N/A	328,443	400,000	36,874	14,304	1,190,175
Chief Financial	2020	406,311	N/A	N/A	325,049	N/A	36,350	63,755	831,465
Officer	2019	400,000	N/A	N/A	320,000	N/A	33,455	155,575	909,030
Jason Fitzsimmons	2021	379,763	N/A	N/A	180,196	442,439	33,551	13,272	1,049,221
Chief Corporate Affairs	2020	375,838	N/A	N/A	179,596	N/A	32,842	12,602	600,878
and Customer Care Officer	2019	370,000	N/A	N/A	171,964	N/A	31,703	12,331	585,998
Paul Harricks	2021	384,894	N/A	N/A	192,447	375,000	34,511	7,933	994,785
Chief Legal	2020	380,917	N/A	N/A	190,459	N/A	26,342	5,722	603,440
Officer	2019	117,123	N/A	N/A	58,562	N/A	5,884	0	181,569
David Lebeter	2021	402,110	N/A	N/A	321,688	N/A	36,116	12,207	772,121
Chief Operating	2020	398,907	N/A	N/A	319,126	N/A	22,615	277	740,925
Officer	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.

Base salaries presented are actual amounts earned for fiscal years 2019, 2020, and 2021, as applicable. 2019 base salary for Mr. Poweska reflects time worked in 2019 (May 6 to December 31, 2019). 2020 base salary for Mr. Lebeter reflects time worked in 2020 (January 2 to December 31, 2020). 2019 base salary for Mr. Harricks reflects time worked in 2019 (September 9 to December 31, 2019).

2.	No share- or option-based awards were granted in 2019, 2020 or 2021.
3.

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary, and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lopez elected to take 100% of his 2021 award in management DSUs. Mr. Harricks elected to take 25% of his 2021 award in management DSUs. Messrs. Poweska and Lebeter elected to take 20% of their 2021 award in management DSUs.

4.

For 2019, 2020 and 2021, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives which discerns the 2021 disclosed compensation from 2019 and 2020 disclosed compensation. The value of the cash-settled LTIP (see below in table on page 90) does not appear on the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2019 vested on February 28, 2022 following the end of the performance period on December 31, 2021, and is included in 2021 compensation based on the performance multiplier achieved (100.00% for Messrs. Poweska, Lopez, Harricks, and Lebeter and 140.68% for Mr. Fitzsimmons). As a result, the 2020 and 2021 awards are not included in the table above, as the performance period for these grants will not end until 2022 and 2023, respectively.

5.

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2021. These values do not reflect the employee contributions nor the investment gains/losses for fiscal year 2021.

6.

All NEOs participate in the Management ESOP. Amounts represent the employer contributions to ESOP. Consistent with the executive compensation framework, none of the NEOs are entitled to perquisites or other personal benefits.

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EXECUTIVE COMPENSATION

Outstanding Share-based Awards and Option-based Awards

The following chart provides details regarding outstanding option- and share-based awards for the NEOs and based on the share price at close on December 31, 2021(1):

	Option-based Awards(2)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	196,903
Chris Lopez	N/A	N/A	N/A	N/A	N/A	N/A	1,393,845
Jason Fitzsimmons	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paul Harricks	N/A	N/A	N/A	N/A	N/A	N/A	42,441
David Lebeter	N/A	N/A	N/A	N/A	N/A	N/A	72,653

Notes:

1.	The closing price of Hydro One’s shares was $32.91 on December 31, 2021.
2.	No option-based awards were awarded in 2019, 2020 or 2021. The board has not granted option-based awards since 2018 and no option awards remain outstanding.
3.	No stock options were exercised by NEOs in 2021.
4.	The value reflects the value of outstanding management DSUs for Messrs. Poweska, Lopez and Harricks as at December 31, 2021.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2021:

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)
Mark Poweska	2021	510,500	2/28/2024	510,500
	2020	500,000	2/28/2023	500,000
	2019	500,000	2/28/2022	500,000
	Aggregate	1,510,500		1,510,500
Chris Lopez	2021	408,400	2/28/2024	408,400
	2020	400,000	2/28/2023	400,000
	2019	400,000	2/28/2022	400,000
	Aggregate	1,208,400		1,208,400
Jason Fitzsimmons	2021	321,105	2/28/2024	321,105
	2020	314,500	2/28/2023	314,500
	2019	314,500	2/28/2022	314,500
	Aggregate	950,105		950,105
Paul Harricks	2021	382,875	2/28/2024	382,875
	2020	375,000	2/28/2023	375,000
	2019	375,000	2/28/2022	375,000
	Aggregate	1,132,875		1,132,875

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Name	Grant Year	Grant Value	Vesting Date	Current Value(1)
David Lebeter	2021	400,000	2/28/2024	400,000
	2020	400,000	2/28/2023	400,000
	2019	N/A	N/A	N/A
	Aggregate	800,000		800,000

Note:

1.

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Mark Poweska	N/A	119,887	513,193
Chris Lopez	N/A	1,329,696	328,443
Jason Fitzsimmons	N/A	1,055,193	180,196
Paul Harricks	N/A	42,441	192,447
David Lebeter	N/A	72,653	321,688

Notes:

1.

Hydro One has not granted option-based awards or share-based awards to any employees including the ELT since 2018. No option- based awards or share-based awards were granted in 2019, 2020 or 2021 and no NEO holds outstanding options.

2.

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2021 in respect of the 2020 short-term incentive award payment. For all NEOs, the values above are based on the share price of $32.91 on December 31, 2021.

3.	This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

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EXECUTIVE COMPENSATION

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2021:(1)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
Mark Poweska	70,702	46,093	127,664
Chris Lopez	142,968	36,874	201,739
Jason Fitzsimmons	127,589	33,551	180,640
Paul Harricks	34,573	34,511	72,928
David Lebeter	24,028	36,116	63,465

Notes:

1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
2.	Includes the employer contributions, and investment gain/losses during 2021.

v. Aggregate Dilutive Impact of Equity-Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2021	2020	2019
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	1.89%	2.03%	2.19%
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.45%	0.59%	0.75%
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.00%	0.00%	0.00%

Notes:

1.

The weighted average number of outstanding common shares during the last three years were as follows: 598,080,111 common shares for the year ended December 31, 2021, 597,421,127 common shares for the year ended December 31, 2020, and 596,437,577 common shares for the year ended December 31, 2019.

2.

In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2021, rights to receive an aggregate of 2,662,000 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of Power Workers’ Union and the Society of United Professionals” starting on page 100.

3.	No LTIP awards consisting of PSUs, RSUs, or stock options were granted in 2019, 2020 or 2021.

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vi. Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation Element	Resignation (1)	Retirement (2)	Termination without Cause (3)(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination for Cause
Severance	None	None	1.5x or 2x(4) aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(7), in which case a pro rata portion will vest	Continue to vest according to schedule	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(3)	Benefits end	Benefits end	Continue for up to 24 months(4)	Continue for up to 24 months	Benefits end

1.

The NEOs may voluntarily resign their employment at any time; Messrs. Poweska, Lopez, Harricks, and Lebeter are required to give three (3) months’ notice. Under the terms of a retention agreement the company has with Mr. Lopez, if he resigns between February 26, 2021 and May 31, 2023, Mr. Lopez will receive:

i.	a prorated short-term incentive award for the fiscal year calculated at target reflecting the period of active service during the fiscal year,
ii.	a long-term incentive grant in 2023, as long as Mr. Lopez remains in active employment through March 31, 2023,
iii.

accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance). However, in the event Mr. Lopez resigns pursuant to the terms of his retention agreement, no severance is payable.

2.

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if they reach age 65, reach age 55 with at least 10 years of service, or such lesser age and service threshold as the board determines. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. The board has applied its discretion and approved the following retirement treatment for any unvested LTIP grants that Mr. Lebeter is holding at the time of his retirement in the event of his retirement after completion of:

i.

three (3) years of continuous service and providing at least six (6) months’ notice of retirement, a portion of his unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant. The proration will be based on time worked during the vesting period, and,

ii.

five (5) years of continuous service and providing at least six (6) months’ notice of retirement, all unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant.

3.

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation.

4.

The payout multiplier for Messrs. Poweska and Fitzsimmons is 2x, and benefits will continue for 24 months. The payout multiplier for Messrs. Lopez, Harricks, and Lebeter is 1.5x, and benefits will continue for 18 months.

5.

Treatment only applies to termination by the company without cause or in the case of Messrs. Poweska, Harricks, and Lebeter in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Messrs. Poweska, Harricks, and Lebeter, “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

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EXECUTIVE COMPENSATION

6.	A ‘change in control’ will occur in the following circumstances:
a.	more than 50% of the outstanding voting securities of the company are acquired;
b.	all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary;
c.	an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
d.

individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;

e.	pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;
f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the board passes a resolution confirming that a change in control has occurred.
7.

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the company’s NEOs, if such events had occurred on December 31, 2021.

	Resignation ($)	Retirement ($) (1)	Termination Without Cause ($) (2)	Termination Without Cause after Change in Control (double trigger) ($)	Termination for Cause ($)
Mark Poweska	0	0	2,056,296	3,566,796	0
Chris Lopez	0	0	1,840,914	2,312,035	0
Jason Fitzsimmons	0	0	1,644,848	2,015,267	0
Paul Harricks	0	0	864,020	1,996,895	0
David Lebeter	0	0	1,086,732	1,886,732	0

Notes:

1.	Hydro One does not ascribe a value for benefits continuation.

2.

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2021. The payout multipliers for the NEOs are as follows: 2x for Messrs. Poweska and Fitzsimmons and 1.5x for Messrs. Lopez, Harricks, and Lebeter. For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding LTIP has been included above. The company does not ascribe a value for benefits continuation.

94   Hydro One Limited | 2022 Management Information Circular

H. Appendices

i. Securities Authorized for Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2021, of the security-based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long-term Incentive Plan	0(1)	N/A	8,617,720(1)(2)
	Power Workers’ Union Share Grant Plan(3)	1,900,277(3)	N/A	0(3)
	Society of United Professionals Share Grant Plan(3	761,723(3)	N/A	0(3)
Total		2,662,000	N/A	8,617,720

Notes:

1.	As at December 31, 2021, all common shares have been issued pursuant to awards previously granted under the LTIP.
2.

As at December 31, 2021, 1,702,735 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.28% of the 598,217,549 issued and outstanding common shares as at December 31, 2021) and 1,900,277 common shares remain available for issuance (0.32% of the 598,217,549 issued and outstanding common shares as at December 31, 2021) after giving effect to certain forfeitures. 472,214 common shares have been issued under the Society of United Professionals Share Grant Plan to date (0.08% of the 598,217,549 issued and outstanding common shares as at December 31, 2021) and 761,723 common shares remain available for issuance (0.13% of the 598,217,549 issued and outstanding common shares as at December 31, 2021) after giving effect to certain forfeitures.

3.

The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the IPO.

Hydro One Limited | 2022 Management Information Circular 95

EXECUTIVE COMPENSATION

ii. Former Equity-settled Long-term Incentive Plan

This plan is applicable to the 2016, 2017 and 2018 LTIP grants. There are currently no outstanding grants under this plan. A summary of the key terms of the former LTIP are presented below:

Types of Awards

PSUs and RSUs.

Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•  Restricted shares. A restricted share award is an award of common shares subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•  SARs. A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the board are not eligible.
Maximum No. of Shares Authorized

11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares as of December 31, 2021). As of December 31, 2021, there were 8,617,720 common shares available for future awards (approximately 1.44% of the issued and outstanding shares).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits	Under the LTIP and any other Hydro One security-based compensation arrangements:

•  maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.

•  maximum number of common shares issuable to insiders within any one-year period is 10% of the outstanding common shares.

•  the LTIP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.

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Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares, then the award shall expire ten business days after such restricted trading period expires.
Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest, based on the number of days elapsed since the last instalment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a) If the employee:

i.  is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board may require;

ii.  is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant;

iv.  has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.

(b)  the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c)  no cash severance payment or retirement allowance or equivalent is paid; and

(d)  the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(1)

If the employee has five (5) years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, then, a prorated portion of the next instalment of any awards due to vest shall immediately vest with PSUs deemed to have met 100% of the specified performance targets. Options shall remain exercisable for 90 days from the termination date.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Hydro One Limited | 2022 Management Information Circular 97

EXECUTIVE COMPENSATION

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the Plan Administrator:

(i)   if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)  if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(2)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.
Definition of Change in Control

Subject to certain exceptions, means:

(a)  more than 50% of the outstanding voting securities of the company are acquired;

(b)  all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)  an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;

(d)  individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;(3)

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;(3)

(f)   a change is made to an Ontario law or regulation that:

(i)   both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(3) or

(g)  the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.
Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

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Clawback

The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments	The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.
Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Shareholder approval is required for any amendment that:

(a)   increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)  permits non-employee directors to receive awards;

(c)  reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;

(d)  extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)  permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)  permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)  deletes or reduces the range of amendments which require shareholder approval.

Notes:

1.	Represents a change to the LTIP which was approved by the board on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
2.

As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

3.	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.

The above description of the former equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.

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EXECUTIVE COMPENSATION

iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers’ Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.67% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)
Schedule for Delivery of Shares

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•  April 1, 2028;

•  the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•  the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•  April 1, 2029;

•  the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•  the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment

Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a) increases the number of common shares reserved for issuance under the plan,

b) permits non-employee directors to participate,

c) allows equity-based awards other than grants of common shares to be made under the plan, or

d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a) increases the number of common shares reserved for issuance under the plan,

b) permits non-employee directors to participate,

c) allows equity-based awards other than grants of common shares to be made under the plan, or

d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.

100 Hydro One Limited | 2022 Management Information Circular

Other Information

Directors’ and Officers’ Liability Insurance

Hydro One carries the following types of directors’ and officers’ liability insurance: (i) traditional directors’ and officers’ insurance (the Traditional Policy) which has a total policy limit of $200 million in the aggregate, including defence costs; and (ii) public offering of securities directors’ and officers’ liability insurance (the Public Offering of Securities Policy) which has a total policy limit of $200 million in the aggregate, including defence costs. Under these policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions and exclusions of the policies. The Traditional Policy has a $500,000 deductible and the Public Offering of Securities Policy has a $100,000 deductible for indemnifiable claims. The 2021 premium costs for these policies, exclusive of taxes, were as follows: (i) $745,706 for the Traditional Policy; and (ii) $133,063 (annualized portion of the total premium cost over the life of the policy) for the Public Offering of Securities Policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the Governance Agreement with the Province; and (ii) a registration rights agreement (the registration rights agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 Letter Agreement with the Province as described on page 30 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

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OTHER INFORMATION

Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the Business Corporations Act (Ontario) and the company’s by-laws. Any proposal to be considered at the 2023 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than April 10, 2023.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR at www.sedar.com.

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR at www.sedar.com and on our website at www.HydroOne.com. For additional details concerning the Governance Agreement, the registration rights agreement and the July 11 Letter Agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2021. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.

Mail

483 Bay Street

c/o Corporate Secretary of Hydro One Limited 8th

Floor Reception, South Tower

Toronto, Ontario M5G 2P5

Email

investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR at www.sedar.com.

102 Hydro One Limited | 2022 Management Information Circular

SCHEDULE "A"

Schedule “A” Hydro One Limited

Mandate for the Board of Directors

The board of directors (the board) of Hydro One Limited (including its subsidiaries, the Company), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.

Purpose

The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee and Sustainability, Indigenous Peoples, Safety & Operations Committee and by delegating the day-to-day management of the Company to the Chief Executive Officer and senior management.

The primary roles and responsibilities of the Board include overseeing:

(a)	the Company’s brand, reputation and culture of integrity;

(b)	the strategy, operating model, and organizational structure of the Company;

(c)	the Company’s capital and financial structure and performance;

(d)	the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company;

(e)	the appointment and succession of the Company’s CEO;

(f)	the Company’s relationships and engagement with its key stakeholders;

(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and

(h)	the identification, assessment and management of the Company’s principal risks.

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SCHEDULE "A"

Responsibilities

The principal responsibilities of the Board are set out below.

Culture & Reputation

1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.

2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.

3.

Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the Designated Employees), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.

Strategic Planning & Major Projects

5.	Overseeing and approving the strategy, mission and vision of the Company.

6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.

7.

Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.

9.	Receiving reports from management on long-term planning and discussions associated with significant or strategic operational activities and major projects or investments.

Financial Performance, Structure & Material Investments

10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.

11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.

12.	Approving the declaration and payment of dividends.

13.

Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the EAR) and (ii) other strategic and/or long-term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.

15.

Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.

Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

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Corporate Governance

17.

Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario, including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.

19.	Overseeing succession planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.

20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.

21.

Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

Regulatory Affairs & Public Policy

22.

Overseeing material public policy initiatives and regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.

23.

Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Stakeholder Relationships

24.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.

25.

Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long-term relationships of trust and mutual respect with Indigenous Peoples.

26.

Overseeing the Company’s engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples, employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

27.	Receiving reports on the activities of the Company’s independent Ombudsman.

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SCHEDULE "A"

Sustainability, Environment, Health & Safety

28.

Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

29.	Reviewing and approving the Company’s annual sustainability report.

Management & Human Resources

30.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.

31.	Overseeing and approving the appointment and succession of the Chief Executive Officer and his or her performance and compensation.

32.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.

Risk Management

33.

Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the Company.

34.

Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

35.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.

Policies

36.	The Board is responsible for reviewing and approving the policies listed on Appendix “A”.

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Appendix A - Policies

1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Board-Shareholder Engagement Policy;
5.	Stakeholder Engagement Policy;
6.	Director Compensation, Travel and Expense Policy;
7.	D&O Insurance Policy;
8.	Insider Trading Policy;
9.	Skills Matrix;
10.	Board Diversity Policy;
11.	Majority Voting Policy;
12.	Corporate Disclosure Policy;
13.	Corporate Governance Guidelines;
14.	Mandate of the Ombudsman;
15.	Mandates of the Board and Board Committees;
16.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
17.	Environment Policy;
18.	Health & Safety Policy;
19.	Public Safety Policy;
20.	Indigenous Relations Policy;
21.	Audit & Non-Audit Services Pre-Approval Policy;
22.	Policy for Hiring Employees/Former Employees of the External Auditor;
23.	Fraud Risk Assessment Management Program;
24.	Anti-Bribery and Anti-Corruption Policy;
25.	Compensation Recoupment Policy;
26.	Executive Share Ownership Guidelines and Anti-Hedging Policy;
27.	Cash Settled Long-Term Incentive Plan;
28.	Defined Contribution Pension Plan;
29.	Employee Share Purchase Plan;
30.	Long Term Incentive Plan;
31.	Management Deferred Share Unit Plan;
32.	Non-Employee Director Deferred Share Unit Plan; and
33.	Non-Registered Savings Plan.

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HOW TO CONTACT US

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1-888-664-9376 Report an Emergency (24 hours): Tel: 1-800-434-1235
Shareholders looking for information on voting or technical support for the virtual shareholder meeting

Broadridge Financial Solutions Inc.

How to Vote:

By phone: 1-800-474-7493 (English) or 1-800-474-7501 (French)

Online: www.proxyvote.com

(enter the control number located on the voting instruction form)

URL for the virtual shareholder meeting: www.virtualshareholdermeeting.com/ Hydro1202

Technical support line: 1-844-986-0822 or 303-562-9302 (International)

Shareholders changes in share registration, address changes, dividend information, lost share certificates, estate transfers, or duplicate mailings

Computershare Trust Company of Canada 100

University Avenue, 8th floor

Toronto, Ontario, Canada M5J 2Y1

Tel: 1-800-564-6253 or 514-982-7555

Fax: 1-888-453-0330 or 416-263-9394

Email: service@computershare.com

Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

Find the information you need online

Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/ Investor-Relations.

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www. HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2021, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

108 Hydro One Limited | 2022 Management Information Circular